United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-13542

IRSA Inversiones y Representaciones Sociedad Anónima

(Exact name of registrant as specified in its charter)

IRSA Investments and Representations Inc.

(Translation of registrant’s name into English)

Carlos Della Paolera 261

(C1001ADA) Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached Form 6-K to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 EXPLANATORY NOTE

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA,” the “Company,” “we,” “our” or “us”) is filing this report on Form 6-K (this “Form 6-K”) pursuant to Financial Reporting Manual of the U.S. Securities and Exchange Commission (“SEC”), Rule 6220.6, which requires that if financial information reporting revenues and income for an annual or interim period more current than otherwise required by Item 8 of Form 20-F is made available to shareholders, exchanges, or others in any jurisdiction, that information should be included in a registration statement. Pursuant to such rule, we are filing as Exhibit 99.1 to this Form 6-K our unaudited condensed interim consolidated financial statements as of September 30, 2025 and for the three-month periods ended September 30, 2025 and 2024. Our audited consolidated financial statements as of June 30, 2025 and 2024 and for the fiscal years ended June 30, 2025, 2024 and 2023 (the “Audited Consolidated Financial Statements”), as filed with our annual report on Form 20-F filed with the SEC on October 24, 2025 (the “Annual Report”), have not been further restated as of the measuring unit current as of September 30, 2025, pursuant to SEC Financial Reporting Manual, Rule 6720.5, which provides that if interim financial information more current than otherwise required by SEC rules is included in a registration statement solely to comply with Instruction 3 to Item 8.A.5 of Form 20-F, it is not required that prior periods be restated. This Form 6-K should be read in conjunction with our Annual Report.

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that constitute estimates and forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “should,” “plans,” “expects,” “predicts,” “potential,” “seek” and similar words or phrases, or the negative of these terms or other similar expressions, are intended to identify estimates and forward-looking statements. Some of these statements include statements regarding our current intent, belief or expectations. While we consider these expectations and assumptions to be reasonable, forward-looking statements are subject to various risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. Forward-looking statements are not guarantees of future performance. Actual results may be substantially different from the expectations described in the forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

●
changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Latin America, other developed and/or emerging markets;

●
the policies of the current administration in Argentina, including the ability of the current administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

●
changes in foreign exchange regulations and exchange control measures implemented by the Argentine Central Bank and the Argentine government;

●
changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, including volatility in domestic and international financial markets;

●
inflation and interest rates;

●
fluctuations and decreases in exchange rates relative to the Argentine Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

●
increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

●
current and future regulations and changes in law or in the interpretation by courts;

●
price fluctuations and the overall state of the real estate market;

●
political, civil and armed conflicts;

●
risks related to climate change;

●
impact of the spread and variants of infectious diseases, including COVID-19, on our business;

●
adverse legal or regulatory disputes or proceedings;

●
fluctuations in the aggregate principal amount of Argentine public debt outstanding and any default on Argentina’s sovereign debt;

●
the impact on the negotiation with the International Monetary Fund (“IMF”) and the restructuring of Argentina's sovereign debt with the IMF;

●
governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation, or other acts;

●
increased competition in the shopping mall sector, office or other commercial properties and related industries;

●
our ability to retain key members of our senior management, and our relationship with our employees;

●
potential loss of significant tenants at our shopping malls, offices or other commercial properties;

●
our ability to take advantage of opportunities in the real estate market on a timely basis;

●
restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

●
our ability to meet our debt obligations;

●
shifts in consumer purchasing habits and trends;

●
technological changes and our potential inability to implement new technologies;

●
threats of cybersecurity breaches;

●
deterioration of regional, national or global businesses and economic conditions;

●
the integration of any acquisitions and the failure to realize expected synergies;

●
an increase and/or creation of taxes;

●
changes in current regulations related to urban and commercial leases;

●
incidents of government corruption that adversely impact the development of our real estate projects; and

●
the risk factors discussed under “Risk Factors” in our Annual Report.

Forward-looking statements refer only to the date of this report on Form 6-K, and we undertake no obligation to update or revise any estimate or forward-looking statement due to new information, future events, or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents our selected financial information as of September 30, 2025 and June 30, 2025 and for the three-month periods ended September 30, 2025 and 2024. The selected interim consolidated statement of income and other comprehensive income data and the selected interim consolidated statement of cash flow data for the three-month periods ended September 30, 2025 and 2024 and the selected interim consolidated statement of financial position data as of September 30, 2025 have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the IASB and have been derived from our unaudited condensed interim consolidated financial statements as of September 30, 2025 and for the three-month periods ended September 30, 2025 and 2024 (our “Q1 Unaudited Condensed Interim Consolidated Financial Statements”) included as an exhibit to this Form 6-K. The results of our operations for the three-month periods ended September 30, 2025 are not necessarily indicative of the results expected for the full fiscal year ending June 30, 2026.

Our Q1 Unaudited Condensed Interim Consolidated Financial Statements and the selected financial information set forth below is presented in the measuring unit current at the end of the reporting period as of September 30, 2025 (the most recent period for which financial statements were included in this Form 6-K).

You should read the information below in conjunction with our Q1 Unaudited Condensed Interim Consolidated Financial Statements, including the notes thereto.

Summarized Consolidated Financial and Other Information

	For the three-month period ended September 30,
	2025	2025	2024
	(in millions of USD) (i) (ii)	(in millions of ARS)
CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME
Revenues	94	129,259	118,414
Costs	(36)	(49,903)	(42,766)
Gross profit	58	79,356	75,648
Net gain / (loss) from fair value adjustment of investment properties	160	219,935	(297,111)
General and administrative expenses	(12)	(16,307)	(14,631)
Selling expenses	(5)	(6,295)	(5,731)
Other operating results, net	(2)	(2,417)	(5,331)
Profit / (loss) from operations	199	274,272	(247,156)
Share of (loss) / profit of associates and joint ventures	(3)	(3,927)	10,754
Profit / (Loss) before financial results and income tax	196	270,345	(236,402)
Finance income	2	2,910	951
Finance costs	(15)	(19,228)	(15,341)
Other financial results	(7)	(11,703)	28,580
Inflation adjustment	3	4,067	5,592
Financial results, net	(17)	(23,954)	19,782
Profit / (loss) before income tax	179	246,391	(216,620)
Income tax expense	(61)	(82,953)	72,958
Profit / (loss) for the period	118	163,438	(143,662)

Profit / (loss) for the period attributable to:
Equity holders of the parent	111	153,846	(139,197)
Non-controlling interest	7	9,592	(4,465)

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent	110	152,200	(139,572)
Non-controlling interest	7	9,795	(4,745)

Other comprehensive income loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates	(1)	(1,443)	(655)
Total other comprehensive loss for the period	(1)	(1,443)	(655)
Total comprehensive income / (loss) for the period	117	161,995	(144,317)

	For the three-month period ended September 30
	2025	2025	2024
CASH FLOW DATA	(in millions of USD) (i) (ii)	(in millions of ARS)
Net cash generated from operating activities	60	82,248	62,993
Net cash used in investing activities	(84)	(115,350)	(27,198)
Net cash used in financing activities	(44)	(61,166)	(36,379)
Cash and cash equivalents at the beginning of the period	136	187,373	41,807
Cash and cash equivalents at end of the period	67	92,343	39,847
Net decrease in cash and cash equivalents	(68)	(94,268)	(584)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
ASSETS	As of September 30, 2025	As of September 30, 2025	As of June 30, 2025
Non-current assets	(in millions of USD) (i) (ii)	(in millions of ARS)
Investment properties	1,972	2,720,845	2,484,603
Property, plant and equipment	41	57,109	57,319
Trading properties	102	140,930	132,164
Intangible assets	14	19,452	19,211
Investment in associates and joint ventures	133	182,870	188,840
Deferred income tax assets	5	7,218	7,333
Income tax credit	—	58	61
Right-of-use assets	9	12,141	12,594
Trade and other receivables	32	44,283	34,965
Investments in financial assets	27	37,138	29,208
Total non-current assets	2,335	3,222,044	2,966,298
Current Assets
Trading properties	26	35,621	37,825
Inventories	1	1,353	1,294
Income tax credit	—	442	373
Trade and other receivables	99	137,161	137,742
Investments in financial assets	241	332,855	231,821
Derivative financial instruments	1	1,304	—
Cash and cash equivalents	67	92,343	187,373
Total Current Assets	435	601,079	596,428
TOTAL ASSETS	2,770	3,823,123	3,562,726
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent
Share capital	6	7,639	7,533
Treasury stock	—	92	92
Inflation adjustment of share capital and treasury stock	352	485,611	485,611
Warrants	17	23,238	26,307
Share premium	526	727,849	720,687
Additional paid-in capital from treasury stock	(49)	(67,779)	(67,842)
Legal reserve	51	70,826	70,826
Special reserve	199	274,016	274,016
Other reserves	(72)	(99,862)	(98,153)
Retained earnings	295	406,742	252,896
Total capital and reserves attributable to equity holders of the parent	1,325	1,828,372	1,671,973
Non-controlling interest	77	106,626	99,784
TOTAL SHAREHOLDERS’ EQUITY	1,402	1,934,998	1,771,757
LIABILITIES
Non-current liabilities
Borrowings	425	586,379	540,218
Lease liabilities	2	3,371	3,463
Deferred income tax liabilities	614	847,250	789,434
Trade and other payables	49	67,610	64,581
Income tax liabilities	17	23,458	—
Provisions	32	44,318	34,091
Salaries and social security liabilities	—	126	130
Total non-current liabilities	1,139	1,572,512	1,431,917
Current liabilities
Borrowings	76	104,618	145,533
Lease liabilities	4	5,374	5,462
Trade and other payables	96	132,854	128,108
Income tax liabilities	39	53,510	58,948
Provisions	3	4,588	5,496
Derivative financial instruments	—	—	52
Salaries and social security liabilities	11	14,669	15,453
Total current liabilities	229	315,613	359,052
TOTAL LIABILITIES	1,368	1,888,125	1,790,969
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	2,770	3,823,123	3,562,726

	For the three-month period ended September 30
	2025	2025	2024
OTHER FINANCIAL DATA	(in millions of USD, except number of common shares) (i) (ii)	(in millions of ARS, except number of common shares)
Basic net income / (loss) per common share (1)	0.15	204.04	(192.26)
Diluted net income / (loss) per common share (2)	0.14	188.31	(192.26)
Basic net income / (loss) per GDS (1) (3)	1.48	2,040.40	(1,922.60)
Diluted net income / (loss) per GDS (2) (3)	1.36	1,883.10	(1,922.60)
Basic weighted – average number of common shares	753,916,489	753,916,489	724,389,602
Diluted weighted – average number of common shares (4)	817,052,012	817,052,012	840,357,689
Depreciation and amortization	2	2,811	2,612
Capital expenditure	18	24,824	23,982
Number of common shares outstanding	763,895,293	763,895,293	711,949,511
Capital Stock	7,731	7,731	7,469
Profitability (8)	0.09	0.09	(0.09)

	As of September 30, 2025	As of September 30, 2025	As of June 30, 2025
	(in millions of USD) (i) (ii)	(in millions of ARS, except ratios)
Working capital	207	285,466	237,376
Ratio of current assets to current liabilities (5)	1.90	1.90	1.66
Ratio of shareholders’ equity to total liabilities (6)	1.02	1.02	0.99
Ratio of non-current assets to total assets (7)	0.84	0.84	0.83

(i) Totals may not sum due to rounding.
(ii) Solely for the convenience of the reader we have translated peso amounts into U.S. dollars at the seller exchange rate quoted by Banco de la Nación Argentina as of September 30, 2025, which was ARS 1,380.00 per USD 1.00. We make no representation that the peso or U.S. dollar amounts actually represent, could have been or could be converted into U.S. dollars at the rates indicated, at any particular rate or at all. See “Local Exchange Market and Exchange Rates.” Totals may not sum due to rounding.
(1) Basic net income per share is calculated by dividing the net income available to holders of common shares for the period / year by the weighted average number of shares outstanding during the period / year.
(2) Diluted net income per share is calculated by dividing the net income for the year by the weighted average number of ordinary shares including treasury shares.
(3) Determined by multiplying the amounts per share by ten (one GDS is equal to ten common shares).
(4) Considering the exercise of all outstanding warrants to purchase our ordinary shares.
(5) Calculated as the ratio of Current Assets / Current Liabilities.
(6) Calculated as the ratio of Equity / Total Liabilities.
(7) Calculated as the ratio of Non-Current Assets / Total Assets.
(8) Calculated as the ratio of Profit / (loss) for the period / Average Shareholders’ equity ((initial balance plus ending balance) divided by 2).

INFORMATION ON THE COMPANY

History and Development of the Company

General Information

Our legal and commercial name is IRSA Inversiones y Representaciones Sociedad Anónima. We were incorporated and organized on April 30, 1943, under Argentine law as a stock corporation (sociedad anónima), and we were registered with the Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia or “IGJ”) on June 23, 1943, under number 284, on page 291, book 46 of volume A. Pursuant to our bylaws, our term of duration expires on April 5, 2043.

Our common shares are listed and traded on the Bolsas y Mercados Argentinos (“ByMA”) and our GDSs representing our common shares are listed on the New York Stock Exchange (“NYSE”). Our headquarters are located at Carlos M. Della Paolera 261, 9th Floor, Ciudad Autónoma de Buenos Aires (C1001ADA), Argentina. Our telephone is +54 (11) 4323-7400. Our website is www.irsa.com.ar. Information contained in or accessible through our website is not a part of this Form 6-K. We assume no responsibility for the information contained on these sites.

Our depositary agent for the GDSs in the United States is The Bank of New York Mellon whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U.S. calls and +1-201-680-6825 for calls outside U.S.

History

IRSA Inversiones y Representaciones Sociedad Anónima, which was founded in 1943, is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

Since 1994, our main subsidiary was IRSA CP. During our fiscal year ended June 30, 2022, we underwent a reorganization process pursuant to which IRSA CP merged into IRSA, by way of absorption by IRSA of IRSA CP, and IRSA assumed, by universal succession, all of the assets and liabilities and succeed to all of the rights and obligations of IRSA CP with an effective date as of July 1, 2021. The merger of IRSA CP with IRSA as surviving corporation was duly registered by the corresponding Argentine control authorities on April 27, 2022.

Shopping Malls

We are engaged in the acquisition, development and management of shopping malls. Since 1996, we have expanded our real estate activities in the shopping mall segment, through the acquisition and development of shopping malls.

On September 17, 2025, we completed the acquisition of the “Al Oeste” shopping mall through the signing of the acquisition deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires. The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched next year. The “Al Oeste” shopping mall has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

As of September 30, 2025, we owned 17 shopping malls in Argentina: Alto Palermo, Abasto Shopping, Alto Avellaneda, Alcorta Shopping, Patio Bullrich, Dot Baires Shopping, Soleil Premium Outlet, Distrito Arcos, Terrazas de Mayo, Alto NOA Shopping, Alto Rosario Shopping, Mendoza Plaza Shopping, Córdoba Shopping Villa Cabrera, La Ribera Shopping, Alto Comahue Shopping, Al Oeste Shopping and Patio Olmos (operated by a third party), totaling 370,801 sqm (excluding the “Al Oeste” shopping mall that we recently acquired).

Offices

We own, develop and manage office buildings throughout Argentina.

During 2005, attractive prospects in office business led us to initiate the investment in this segment, through the acquisition of premium buildings.

In 2007, through Panamerican Mall S.A. (“PAMSA”), we started the construction of one of our most important projects called “Polo Dot,” a shopping mall, an office building and different plots of land to develop three additional buildings. This project is located in the Saavedra neighborhood, at the intersection of General Paz Avenue and the Panamerican Highway. First, the shopping mall Dot Baires was developed and opened in May 2009 and then the office building was opened in July 2010, which marked the beginning of our operations in the growing corridor of rental offices located in the North Zone of Buenos Aires. In addition, on June 5, 2017, we reported the acquisition of the historic Philips Building, adjacent to the Dot Baires Shopping Mall, located in the Saavedra neighborhood in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,017 sqm which has a remaining construction capacity of approximately 20,000 sqm. Likewise, through PAMSA, we developed the Zetta building, A+, which was inaugurated in May 2019, it has 11 office floors with a profitable area of 32,173 sqm, fully leased at the opening date, and obtained the LEED Gold Core & Shell certification.

On April 29, 2021, we concluded the construction and inaugurated a new office development in Buenos Aires, named “261 Della Paolera”, a AAA-rated office building located in Catalinas, a premium corporate area in Argentina. This 30-story building has a total GLA of 35,000 sqm, 318 parking spaces, services and amenities and obtained the LEED Gold Core & Shell certification. As of September 30, 2025, we own 3,740 sqm. The building is equipped with the latest technology and designed to promote an agile and collaborative working environment.

As of September 30, 2025, we owned a participation interest in five office buildings of rental office properties totaling 58,074 sqm of GLA.

Hotels

In 1997, we entered the hotel market through the acquisition of a 50% interest in the Llao Llao Hotel in Bariloche Province of Rio Negro and 76.3% in the Intercontinental Hotel in the City of Buenos Aires. In 1998, we also acquired Libertador Hotel in the City of Buenos Aires and subsequently sold a 20% interest in it to an affiliate of Sheraton Hotels, and during the fiscal year 2019, we re-acquired the 20% interest to obtain 100% of the capital of Hoteles Argentinos S.A.U and began to operate the hotel directly under the name “Libertador.”

Sales and developments

Since 1996, we have also expanded our operations to the residential real estate market through the development and construction of apartment tower complexes in the City of Buenos Aires and through the development of private residential communities in the greater Buenos Aires area.

We own an important 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from the central area of Buenos Aires, previously known as “Costa Urbana” or “Solares de Santa María.” After more than 20 years since we acquired the property on December 21, 2021, a law was passed by the City of Buenos Aires approving the regulations for the development of the property named Ramblas del Plata.” The Company will have a construction capacity of approximately 866,806 sqm, which is expected to drive growth for the coming years through the development of mixed-use projects. IRSA will destinate 50.8 hectares for public use, which represents approximately 71% of the total area of the property and will contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the government of the Autonomous City of Buenos Aires. During the fiscal year ended June 30, 2025, we signed two sale agreements and 11 barter contracts with various developers for 13 lots of the extended first phase of “Ramblas del Plata” project. On July 17, 2025, we executed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the plots. The plots have an estimated saleable area of 110,585 sqm, and the transactions amounted to approximately USD 81.1 million. “Phase I” extended consists of 20 lots totaling approximately 163,800 sqm, which represents 23.4% of the project’s total saleable area, and currently, seven lots remain available for commercialization.

We are currently developing the project called “Polo Dot,” through PAMSA, located in the commercial complex adjoining to Dot Baires Shopping Mall. The project will consist of three office buildings (one of them may include a hotel and the Zetta building) on land reserves we own and the expansion of Dot Baires Shopping by approximately 15,000 sqm of GLA. In the first phase, we developed the Zetta building which was inaugurated in May 2019. The second stage of the project consists of two office and hotel buildings that will add 38,400 sqm of GLA to the complex. We have noticed important demand for premium office spaces in this new commercial center and we are confident that we will be able to generate a quality enterprise similar to the ones that we have done in the past with attractive income levels and high occupancy.

On March 22, 2018, we acquired, directly and indirectly, 100% of a land of approximately 78,000 sqm of surface located in La Plata, Province of Buenos Aires. The objective of this acquisition is to develop a mixed-use project given that the land offers location and scale adequate characteristics for the commercial development in a place of great potential.

In February 2022, we acquired from the GCBA by public auction a property located at the corner of the intersections of Beruti Street and Coronel Díaz Avenue. Such property is located in front of Alto Palermo Shopping, a shopping center owned by the Company, located in the neighborhood of Palermo, one of the main commercial corridors of the City of Buenos Aires. The property has an area of approximately 2,387 sqm. Furthermore, it has a total covered area of approximately 8,136.85 sqm with future expansion potential.

In April 2022, as part of the payment for the sale of the Republica Building, we acquired a property, which is made up of four plots and has a frontage of 851 meters on the Buenos Aires - La Plata Highway, on the side of the urbanized area the property has a frontage of 695 meters on Río Gualeguay street between Tupungato and La Guarda streets. It has a total area of 465,642 sqm, with a usable area of 242,151 sqm and a buildable area of 521,399 sqm. On December 11, 2023, we signed a barter agreement pursuant to which we transferred the land for a real estate project to be developed on the property.

In December 2022, we acquired from the GCBA by public auction a property located at Paseo Colón 245 and 12 parking spaces located at Paseo Colón 275, which is close to “Casa Rosada”, the Argentine Government headquarters. The property, with mixed-use potential, has 13 stories in a covered area of approximately 13,700 sqm and a basement with parking lots.

Others

Over the years, we have acquired equity interests in Banco Hipotecario. As of September 30, 2025, our equity interest in Banco Hipotecario was 29.12%. Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services.

In 2008, we decided to expand internationally into the United States, taking advantage of certain investment opportunities generated after the global financial crisis. We acquired a 49% interest in Metropolitan 885 3rd Ave (“Metropolitan”), whose main asset is a 34-story building with 59,000 sqm of GLA named Lipstick Building, located at 885 Third Avenue, New York, real estate investment trust. As of September 30, 2025, we no longer have any interest in these assets.

In 2014, we invested in the Israeli market through our acquisition of a controlling equity stake in IDB Development Corporation Ltd (“IDBD”). We carried out the acquisition in the context of a debt restructuring transaction related to IDBD’s holding company. We managed our business and operations in Israel through our subsidiaries IDBD and Discount Investment Corporation Ltd. (“DIC”). On September 25, 2020, the District Court in Tel Aviv-Jaffa, in response to a petition from IDBD’s creditors, declared the insolvency of IDBD and initiated liquidation proceedings. As of September 30, 2025, we no longer owned any capital stock of IDBD while we have an investment in DIC that amounts to 1.2 million of shares, representing 0.8% of its capital stock.

Also, as of September 30, 2025, we owned, indirectly, 27.27% of GCDI’s (previously TGLT) capital stock, a construction and real estate company listed on the ByMA.

In order to expand our business to digitalization, on October 8, 2018, we incorporated We are Appa S.A. (former Pareto S.A.), with the social purpose of design, programming and development of software, mobile and web applications. As of September 30, 2025, IRSA’s interest in We are Appa S.A. was 93.63%. Also, as of September 30, 2025, we indirectly had a participation of 2.71% in Avenida Inc., a company dedicated to the e-commerce business.

Business Overview

Operations and principal activities

Founded in 1943, IRSA Inversiones y Representaciones Sociedad Anónima is one of Argentina’s leading real estate companies and the only Argentine real estate company whose shares are listed both on ByMA and on the NYSE.

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

(i)
the acquisition, development and operation of shopping malls,

(ii)
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

(iii)
the development and sale of residential properties,

(iv)
the acquisition and operation of luxury hotels,

(v)
the acquisition of undeveloped land reserves for future development or sale, and

(vi)
selective investments outside Argentina.

We operate our business through five segments, namely “Shopping Malls,” “Offices,” “Hotels,” “Sales and Developments,” and “Others” as further described below:

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls, principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 1,615,784 million and ARS 1,027,654 million as of September 30, 2025, and 2024, respectively, representing 51.4% and 39.6% of our operating assets as of such dates, respectively. Our Shopping Malls segment generated revenues of ARS 72,823 million and ARS 68,304 million for the three-month periods ended September 30, 2025 and 2024, respectively.

Our “Offices” segment includes the operating results from lease revenue of offices and other service revenues related to the office activities. Our Offices segment had assets of ARS 314,868 million and ARS 353,654 million as of September 30, 2025, and 2024, respectively, representing 10.0% and 13.6% of our operating assets as of such dates, respectively. Our Offices segment generated revenues of ARS 6,085 million and ARS 5,403 million for the three-month periods ended September 30, 2025 and 2024, respectively.

Our “Hotels” segment includes the operating results of our hotels, mainly comprised of room, catering and restaurant revenue. Our Hotels segment had assets of ARS 48,069 million and ARS 46,944 million as of September 30, 2025, and 2024, respectively, representing 1.5% and 1.8% of our operating assets, respectively. Our Hotels segment generated revenues of ARS 17,787 million and ARS 18,212 million for the three-month periods ended September 30, 2025 and 2024, respectively.

Our “Sales and Developments” segment includes the results generated by other rental properties, the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 979,919 million and ARS 963,018 million as of September 30, 2025, and 2024, respectively, representing 31.2% and 37.1% of our operating assets, respectively. Our Sales and Developments segment generated revenues of ARS 4,052 million and ARS 1,926 million for the three-month periods ended September 30, 2025 and 2024, respectively.

Our “Others” Segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires, We Are Appa and the financial activities carried out by Banco Hipotecario and BACS as well as other investments in associates. Our “Others” segment had assets of ARS 185,027 million and ARS 202,650 million as of September 30, 2025, and 2024, respectively, representing 5.9% and 7.8% of our operating assets, respectively. Our Others segment generated revenues of ARS 2,455 million and ARS 1,672 million for the three-month periods ended September 30, 2025 and 2024, respectively.

Overview

Shopping Malls

As of September 30, 2025, we owned a majority interest in, and operated a portfolio of, 17 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), four of which are located in the greater Buenos Aires area (Alto Avellaneda, Soleil Premium Outlet, Terrazas de Mayo and Al Oeste Shopping), and the rest are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén).

The shopping malls we operate comprise a total of 370,801 square meters of GLA (excluding the Al Oeste Shopping and certain spaces occupied by hypermarkets which are not our tenants). Total real tenant sales in our shopping malls, as reported by retailers, were ARS 746,472 million in the three-month period ended September 30, 2025, 7.0% lower than the three-month period ended September 30, 2024.

The following table shows certain information about IRSA’s shopping malls as of September 30, 2025:

Shopping malls	Date ofacquisition/development	Location	GLA(sqm) (1)	Numberof stores	Occupancyrate (%) (2)	Ourownershipinterest (%) (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,715	137	99.1	100
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,133	149	97.9	100
Alto Avellaneda	Dec-97	Province of Buenos Aires	39,890	121	95.3	100
Alcorta Shopping	Jun-97	City of Buenos Aires	15,680	105	100.0	100
Patio Bullrich	Oct-98	City of Buenos Aires	11,472	89	91.0	100
Dot Baires Shopping	May-09	City of Buenos Aires	48,225	158	98.7	80
Soleil Premium Outlet	Jul-10	Province of Buenos Aires	15,477	72	100.0	100
Distrito Arcos	Dec-14	City of Buenos Aires	14,194	62	100.0	90
Terrazas de Mayo	Dec-24	Province of Buenos Aires	33,714	82	89.7	100
Alto Noa Shopping	Mar-95	Salta	19,417	82	96.0	100
Alto Rosario Shopping	Nov-04	Santa Fe	35,016	129	99.3	100
Mendoza Plaza Shopping	Dec-94	Mendoza	41,637	115	97.8	100
Córdoba Shopping	Dec-06	Córdoba	15,424	98	97.8	100
La Ribera Shopping	Aug-11	Santa Fe	11,097	65	93.3	50
Alto Comahue	Mar-15	Neuquén	11,710	81	99.7	99.95
Patio Olmos(5)	Sep-07	Córdoba	—	—	—	—
Total			370,801	1,545	97.8(6)

(1)
 Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2)
 Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3)
 Company’s effective interest in each of its business units.
(4)
 Excludes Museo de los Niños (3,732 sqm in Abasto).
(5)
 IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.
(6)
 Excluding “Al Oeste Shopping” and “Terrazas de Mayo,” which we recently acquired.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the periods indicated:

	For the three-month period ended September 30, (1)
	2025	2024
	(in millions of ARS)
Alto Palermo	9,998	10,005
Abasto Shopping	9,766	9,844
Alto Avellaneda	7,413	7,145
Alcorta Shopping	6,042	5,702
Patio Bullrich	3,112	2,999
Dot Baires Shopping	7,588	6,640
Soleil Premium Outlet	3,294	3,585
Distrito Arcos	4,944	4,991
Terrazas de Mayo (2)	1,603	—
Alto Noa Shopping	2,125	2,084
Alto Rosario Shopping	6,959	6,616
Mendoza Plaza Shopping	3,479	3,264
Córdoba Shopping Villa Cabrera	2,376	2,214
La Ribera Shopping (3)	695	624
Alto Comahue	2,463	2,260
Subtotal	71,857	67,973
Other revenues (4)	966	331
Total	72,823	68,304

(1)
Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(3)
Through our joint venture Nuevo Puerto Santa Fe S.A.
(4)
As of September 30, 2025, includes ARS 81 million attributable to Patio Olmos, ARS 141 million attributable to production sponsorship income (BAF), and ARS 743 million from Re! Outlet stands revenue, and as of September 30, 2024, includes ARS 87 million attributable to Patio Olmos and ARS 244 million attributable to product soponsorship income (BAF) revenue.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the periods presented:

	For the three-month period ended September 30,
	2025	2024
	(in millions of ARS)
Base rent (1)	42,611	36,249
Percentage rent	9,803	15,790
Total rent	52,414	52,039
Non-traditional advertising	3,638	2,511
Revenue from admission rights	7,558	6,652
Fees	677	614
Parking	4,953	3,826
Commissions	2,561	2,289
Other	1,022	373
Subtotal (2)	72,823	68,304
Expenses and Collective Promotion Fund	25,406	22,260
Total	98,229	90,564

(1)
Includes Revenues from stands for ARS 5,751 million cumulative as of September 2025.
(2)
Includes ARS 81.1 million from Patio Olmos, ARS 140.5 million from sponsorship income from BAF Production and revenues from Re! Outlet stands for ARS 743.1 million.

Tenant retail sales

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the periods indicated:

	2025	2024
	(in millions of ARS)
Alto Palermo	82,021	96,015
Abasto Shopping	90,635	109,456
Alto Avellaneda	79,725	88,429
Alcorta Shopping	47,670	53,270
Patio Bullrich	24,952	29,388
Dot Baires Shopping	69,717	69,271
Soleil Premium Outlet	44,094	54,510
Distrito Arcos	52,433	59,080
Terrazas de Mayo	28,735	—
Alto Noa Shopping	26,861	30,966
Alto Rosario Shopping	81,577	86,129
Mendoza Plaza Shopping	48,609	54,527
Córdoba Shopping Villa Cabrera	22,485	26,017
La Ribera Shopping (2)	14,299	12,909
Alto Comahue	32,659	32,597
Total	746,472	802,564

(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2)
Owned by Nuevo Puerto Santa Fe S.A., in which we are a joint venture partner.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the periods indicated:

	For the three-month period ended September 30, (1)
	2025	2024
	(in millions of ARS)
Clothes and footwear	375,173	444,071
Entertainment	34,510	26,018
Home and decoration	21,612	20,020
Restaurants	111,226	99,613
Miscellaneous	104,405	104,793
Services	20,552	19,130
Home Appliances	75,317	85,994
Department Stores(2)	3,677	2,925
Total	746,472	802,564

(1)
Retail sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping center, although in certain cases we own a percentage lower than 100% of said shopping centers. Includes sales from stands and excludes spaces for special exhibitions. Includes sales from stands and excludes spaces for special exhibitions.

(2)
Currently includes Ronda. Multi-purpose store located in Dot Baires, composed of 70% food service, 25% entertainment, and 5% apparel.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the periods indicated:

	As of September 30,
	2025	2024
	(%)
Alto Palermo	99.1	99.2
Abasto Shopping	97.9	99.5
Alto Avellaneda	95.3	92.7
Alcorta Shopping	100.0	99.9
Patio Bullrich	91.0	92.6
Dot Baires Shopping	98.7	96.4
Soleil Premium Outlet	100.0	100.0
Distrito Arcos	100.0	99.3
Terrazas de Mayo(1)	89.7	—
Alto Noa Shopping	96.0	99.4
Alto Rosario Shopping	99.3	92.7
Mendoza Plaza Shopping	97.8	98.9
Córdoba Shopping Villa Cabrera	97.8	98.5
La Ribera Shopping	93.3	89.6
Alto Comahue	99.7	97.0
Total	97.8(2)	96.8

(1)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(2)
Excluding “Terrazas de Mayo”, recently acquired.
Rental price

The following table shows the annual average rental price per square meter of our shopping malls for the periods indicated:

	For the three-month period ended September 30, (1)
	2025	2024
	(in ARS)
Alto Palermo	336,968	345,429
Abasto Shopping	185,853	196,304
Alto Avellaneda	146,738	152,076
Alcorta Shopping	240,767	249,012
Patio Bullrich	175,694	184,629
Dot Baires Shopping	98,219	94,817
Soleil Premium Outlet	177,985	193,767
Distrito Arcos	248,340	261,065
Terrazas de Mayo (2)	42,003	—
Alto Noa Shopping	84,561	88,376
Alto Rosario Shopping	158,813	154,808
Mendoza Plaza Shopping	68,017	67,163
Córdoba Shopping Villa Cabrera	116,756	115,480
La Ribera Shopping	49,913	48,273
Alto Comahue	176,463	162,599

(1)
Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Patio Olmos.
(2)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) accounted for approximately 9.5% of our GLA as of September 30, 2025 and represented approximately 11.8% of the annual base rent for the three-month period ended September 30, 2025.

The following table describes our portfolio’s five largest tenants as of September 30, 2025:

Tenant	Type of Business	Sales	Gross Leasable Area	Gross Leasable Area
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.1	10,771	2.9
Adidas	Clothes and footwear	3.6	7,498	2.0
Mc Donald’s	Restaurants	3.6	5,145	1.4
Nike	Clothes and footwear	3.2	6,994	1.9
Fravega	Electronic	2.4	4,695	1.3
Total		18.9	35,103	9.5

Principal Terms of our Leases

Under the Argentine Civil and Commercial Code, the term of the leases cannot exceed twenty years for residential leases and fifty years for the other leases.

Leasable space in our shopping malls is marketed through an exclusive arrangement with our wholly owned subsidiary and real estate broker Fibesa S.A., or “Fibesa.” We use a standard lease agreement for most tenants at our shopping malls, the terms and conditions of which are described below. However, our largest or “anchor” tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Rent amount specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the tenant’s monthly gross sales in the store, which percentage generally ranges between 2% and 12% of tenant’s gross sales. Additionally, under the rent adjustment clause included in most of our rental contracts, the tenant’s basic rent is generally updated monthly or quarterly and cumulatively by the CPI index.

In addition to rent, we charge most of our tenants an admission right, which must be paid upon execution of the lease agreement and upon its renewal. The admission right is normally paid as a lump sum or in a small number of monthly installments. If the tenants pay this fee in installments, the tenants are responsible for paying the balance of any such unpaid amount if they terminate the lease prior to its expiration. In the event of unilateral termination and/or resolution for breach by the tenants, tenants will not be refunded their admission payment without our consent.

We lease our stores, kiosks and spaces in our shopping malls through our wholly-owned subsidiary Fibesa. We charge our tenants a fee for the brokerage services, which usually amounts to approximately three months of the Base Rent plus the admission right.

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant's commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenant must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. We determine that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

We carry out promotional and marketing activities to draw consumer traffic to our shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by us. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. We may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. We may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

Each tenant leases its rental unit as a shell without any fixtures and is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by us. We have the option to charge the tenant for all costs incurred in remodeling the rental units and for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must cover, among other things, damage caused by fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular revenues audits of our tenants’ accounting sales records in all of our shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. We are in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. Our history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of GLA and number of rental properties. Given that most of our shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by our real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina as of September 30, 2025:

Entity	Shopping malls	Location	GLA	Marketshare (1)
				(%)
IRSA	Alto Palermo	City of Buenos Aires	20,715	1.63
Abasto Shopping (2)		City of Buenos Aires	37,133	2.92
Alto Avellaneda		Province of Buenos Aires	39,890	3.14
Alcorta Shopping		City of Buenos Aires	15,680	1.23
Patio Bullrich		City of Buenos Aires	11,472	0.90
Dot Baires Shopping (3)		City of Buenos Aires	48,225	3.79
Soleil		Province of Buenos Aires	15,477	1.22
Distrito Arcos		City of Buenos Aires	14,194	1.12
Terrazas de Mayo (4)		Province of Buenos Aires	33,714	2.65
Alto Noa		City of Salta	19,417	1.53
Alto Rosario (2)		City of Rosario	35,016	2.75
Mendoza Plaza		City of Mendoza	41,637	3.28
Córdoba Shopping		City of Córdoba	15,424	1.21
La Ribera Shopping		City of Santa Fe	11,097	0.87
Alto Comahue		City of Neuquén	11,710	0.92
Subtotal			370,801(5)	29.17
Cencosud S.A.			279,505(6)	21.99
Other operators			620,988	48.84
Total			1,271,294(7)	100

(1)
Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total sqm.
(2)
Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)
Our interest in PAMSA is 80%.
(4)
On December 3, 2024, we informed the acquisition of “Terrazas de Mayo” shopping center. For more information, see: “History – Shopping Malls”.
(5)
As of September 30, 2025.
(6)
As of September 30, 2025.
(7)
As of August 31, 2025.
Source: INDEC.

Seasonality

Our business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and in Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Offices

The shift in corporate activity to remote or virtual work that resulted from the COVID-19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category “A+” and “A” office buildings in Buenos Aires.

According to Colliers, during the three-month period ended September 30, 2025, there was a vacancy of 12.79% in the premium market of the City of Buenos Aires, which remained stable when compared to the previous quarter.

During the three-month period ended June 30, 2025, A+ buildings recorded an average rental price of USD 23.43/m², while A-grade buildings averaged USD 20.27/m². At the submarket level, the highest prices were observed in Plaza San Martín (USD 26.26/m²), North CABA (USD 25.42/m²), Plaza Roma (USD 24.99/m²), Catalinas (USD 23.44/m²), North Macrocenter (USD 23.25/m²), and Puerto Madero (USD 23.15/m²), respectively.

Management of office buildings

We generally act as the manager of the office properties. We typically own the entire building or a substantial number of floors in the building. The buildings in which we own only part of the floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests based on owned area. As building manager, we are responsible for services such as security, maintenance and housekeeping, which are generally outsourced. The cost of the services is passed through to, and paid for by, the tenants, except in the case of our units that have not been leased, if any, for which we bear the cost. We market our leasable area through commissioned brokers or directly by ourselves.

Leases

We usually lease our offices by using contracts with an average term between three to ten years for corporate offices. In addition, we have two spaces named “Workplace by IRSA”, which we lease as a co-working place, that are fully equipped and all-inclusive by using services contracts with semi-annually and annually average term.

Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our office buildings, as of September 30, 2025:

	Date ofacquisition/development	GLA (sqm) (1)	Occupancy rate (2)	Ownership interest	Total rental incomefor the three-month period ended September 30, 2025 (4)
			(%)		(in millions of ARS)
Offices
AAA & A buildings
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	312
Dot Building	Nov-06	11,242	100.0	80	961
Zetta	May-19	32,173	100.0	80	3,484
Della Paolera 261(5)	Dec-20	3,740	100.0	100	512
Total AAA & A buildings		50,134	100.0		5,269
B buildings
Philips(6)	Jun-17	7,940	76.5	100	816
Total B buildings		7,940	76.5	100	816
Total Offices		58,074	96.8		6,085

(1)
Corresponds to the total gross leasable area of each property as of September 30, 2025. Excludes common areas and parking lots.
(2)
Calculated by dividing occupied square meters by gross leasable area as of September 30, 2025.
(3)
We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4)
Corresponds to the accumulated income of the period.
(5)
As of September 30, 2025, we owned 10.4% of the building that has 35,872 square meters of gross leasable area. The gross leasable area includes square meters corresponding to other common spaces.
(6)
The building is fully dedicated to the workplace business.

Occupancy rate

The following table shows our offices’ occupancy rate (1) as of September 30, 2025 and 2024:

	Occupancy rate (1) As of September 30,
	2025	2024
	(%)
Offices:
Intercontinental Plaza	100.0	100.0
DOT Building	100.0	92.6
Zetta Building	100.0	99.3
Della Paolera 261	100.0	100.0
Philips Building	76.5	56.1
Total	96.8	92.3

(1)
Leased square meters pursuant to lease agreements in effect as of September 30, 2025 and 2024, respectively, over GLA of offices for the same fiscal years.

Annual average income per surface area as of September 30, 2025 and 2024 (1):

	Income per square meter for the three-month periods (1) ended September 30,
	2025	2024
	(ARS/sqm)
Intercontinental Plaza (2)	104,745	78,191
Dot Building	85,483	63,025
Zetta Building	108,290	78,227
Della Paolera 261(3)	136,898	98,330
Philips Building (4)	134,411	49,356

(1)
Calculated by dividing rental income of the period by the GLA of offices based on our interest in each building as of September 30, 2025 and 2024, respectively.
(2)
We own 13.2% of the building, which has 22,535 sqm of GLA.
(3)
We own 10.4% of the building that has 35,872 sqm of GLA. The leasable area includes other common spaces.
(4)
The building is fully allocated to the workplace business.
Hotels

According to the Hotel Vacancy Survey (Encuesta de Ocupación Hotelera or “EOH”) prepared by INDEC, in September 2025, overnight stays in hotel and para-hotel establishments were estimated at 3.4 million, representing a 0.9% decrease compared to the same month of the previous year. Overnight stays by resident travelers fell by 0.5%, while those by non-residents decreased by 2.5%. The total number of travelers staying in hotels during June 2025 was 1.5 million, up 1.1% from the same month of the previous year. Resident travelers increased by 1.8%, while non-residents fell by 1.7%. The room occupancy rate was approximately 41.7%, compared to 41.2% in September 2024, and the bed occupancy rate was approximately 31.6%, slightly below the 31.7% observed in the same month of the previous year.

We operate in the Hotels sector through three luxury hotels, Intercontinental, Libertador and Llao Llao. As of September 30, 2025, we kept our 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room ARS (1)	Revenue for the three-month period ended September 30, 2025
		(%)		(%)	ARS	in millions of ARS
Intercontinental (2)	11/01/1997	76,34	313	59.8	216,094	5,167
Libertador (3)	03/01/1998	100,00	200	61.0	138,546	2,452
Llao Llao (4)	06/01/1997	50,00	205	52.2	670,007	10,167
Total		—	718	58.0	310,095	17,786

(1)
Accumulated average in the three-month period ended September 30, 2025.
(2)
Through Nuevas Fronteras S.A.
(3)
Through Hoteles Argentinos S.A.U.
(4)
Through Llao Llao Resorts S.A.

Others

Our interest in Banco Hipotecario

As of September 30, 2025, we held a 29.12% of the equity in Banco Hipotecario. Established in 1886 by the Argentine government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 52 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of August 2025, Banco Hipotecario ranked fifteenth in the Argentine financial system in terms of total assets and seventeenth in terms of loans. As of September 30, 2025, Banco Hipotecario’s shareholders’ equity was ARS 532,063 million, its consolidated assets were ARS 4.121.587 million, and its net income for the nine-month period ended September 30, 2025, was ARS 4.322 million. Since 1999, Banco Hipotecario’s shares have been listed on the ByMA in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023, ARS 528,543 million as of December 31, 2024 and ARS 808,788 million as of June 30, 2025.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of September 30, 2025, its capital markets debt representing 7% of its total funding.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.3% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

On March 31, 2025, Banco Hipotecario approved, through an Ordinary and Extraordinary General Assembly, the payment of a dividend in the sum of ARS 62,000 million in installments. On June 19, 2025, the Central Bank approved the distribution of the dividend. As of the date of this report on Form 6-K, six of the ten installments have been fully paid.

Others Assets

La Rural (convention centers and fairs activities) and La Arena (stadium concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by LRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During the fiscal year ended June 30, 2025, La Rural S.A. consolidated its leadership in the trade fair and events business in Argentina. The fiscal year began with a successful edition of the 2024 Rural Exhibition, which achieved a remarkable public turnout, full occupancy and solid commercial results, in a context of high political and economic expectations. Throughout the fiscal year, numerous events were held, most notably a new edition of “Celebration,” which brought together more than 50 year-end events and reached its highest operating level since its launch in 2004, reaffirming La Rural as a benchmark venue for this type of corporate events. The upcoming fiscal year presents challenges given the electoral context and the tight operating margins in the sector.

As for the Buenos Aires Convention Center, it maintained stable occupancy in 2025, consolidating its position as a venue for congresses, conventions and institutional events. Throughout the fiscal year, its activity increased progressively, with a diverse and growing agenda that reflects its potential as a benchmark space in the segment. In addition, the Buenos Aires Convention Center strengthened its internationalization strategy, participating in global fairs in search for new opportunities to host congresses, in line with a more globally integrated Argentina.

Del Plata Building Trust

On November 10, 2023, the Company entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting of the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which the Company acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 saleable square meters and 32 parking spaces and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee. Other non-related companies also participate as money trustors in the trust.

The aforementioned trust agreement involved the contribution of a building owned by Banco Hipotecario. The building is located in the block embraced by the streets Carlos Pellegrini, Presidente Perón, Sarmiento and Pasaje Carabelas, in the City of Buenos Aires. On December 28, 2023, Banco Hipotecario transferred the fiduciary ownership of the aforementioned property in favor of the trustee as a contribution to the trust.

The project underlying the trust has approval for the Microcenter reconversion regime pursuant to Law No. 6508 issued by the GCBA. On June 14, 2024, the GCBA issued Joint Resolution No. 1078/MHFGC/24 that suspended the effects of the tax benefits granted to the trust, which are rights acquired by it. In order to preserve its rights, on July 17, 2024, the trust filed an administrative appeal against this measure in order for it to be revoked and the validity of the suspended tax benefits to be restored.

By Resolution No. 7/MDECGC/24 dated November 1, 2024, the GCBA resolved to lift the suspension imposed by Resolution No. 1078/MHFGC/24, for the purpose of continuing with the proceedings related to the adjustment of the downtown area transformation projects as agreed under the respective agreements. Furthermore, on October 29, 2024, the GCBA, on the one hand, and Banco Hipotecario together with the trustee of the trust, on the other, entered into an agreement pursuant to which the latter adjusted the project so that the maximum investment amount to be considered per square meter would not exceed the maximum amount established therein, and agreed to defer the collection of the benefits corresponding to the investments to be made, thereby rescheduling the construction and investment timeline of the project originally submitted.

As of the date of this report on Form 6-K, construction works have begun. Any modification to the reimbursement regime established by the GCBA could affect the scope or timing of the project.

We are Appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the Company We are Appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of September 30, 2025, IRSA’s share of “We are Appa” reached 93.63%.

The mission of “We are Appa’s” is to transform the physical in-store shopping experience through the use of artificial intelligence and data science, connecting brands and consumers. Through its proprietary technology, ¡appa! reduces frictions in the purchasing process, enhances decision-making and boosts conversion at the point of sale.

Through its application, ¡appa!, “We are Appa” provides shopping malls and tenants a 100% digital customer loyalty system through which they can communicate with visitors, enhancing their visiting and shopping experience.

Avenida Inc.

As of September 30, 2025, IRSA indirectly owned 2.71% of Avenida Inc., a company dedicated to the e-commerce business.

Compará en casa

Compará en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of September 30, 2025, the Company indirectly owned 14.82% of Comparaencasa Ltd.

Shefa Holding LLC (“Shefa”)

Shefa, our wholly owned subsidiary, identifies selective investment opportunities in retail projects, prioritizing sectors with high growth potential. Its mission is to create an ecosystem of complementary companies in the retail and technology industries, capitalizing on opportunities that enhance the consumer experience, optimize processes, and generate long-term sustainable value. Shefa invests in businesses that integrate physical retail with digital solutions, promoting omnichannel strategies and providing retailers of all scales with the technological capabilities of major platforms.

Shefa’s current portfolio includes solutions in payments, last-mile logistics, e-commerce, audiences, and data, generating cross-sector synergies that accelerate the validation, distribution, and monetization of new business models. One of its main investments is Turismo City, which is described below.

Turismo City

As of September 30, 2025, the Company owns indirectly 9.28% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related to tourism and travel assistance in Argentina, Brazil and Chile.

Organizational Structure

The following table presents information relating to our ownership interest and the percentage of our consolidated total net revenues represented by our subsidiaries as of September 30, 2025:

Name of the entity	Country	Main activity	% of ownership interest held by the Company

IRSA's direct interest:
E-Commerce Latina S.A.	Argentina	Investment	100.00
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00
Inversora Bolívar S.A.	Argentina	Investment	100.00
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00
Nuevas Fronteras S.A.	Argentina	Hotel	76.34
Palermo Invest S.A.	Argentina	Investment	100.00
Ritelco S.A.U.	Argentina	Investment	100.00
Tyrus S.A.	Uruguay	Investment	100.00
Arcos del Gourmet S.A.	Argentina	Real estate	90.00
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68
Fibesa S.A.U.	Argentina	Real estate	100.00
Panamerican Mall S.A.	Argentina	Real estate	80.00
Shopping Neuquén S.A.	Argentina	Real estate	99.95
Torodur S.A.	Uruguay	Investment	100.00
EHSA	Argentina	Investment	70.00
We Are Appa S.A.	Argentina	Design and software development	93.63
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00
Fideicomiso Shefa V.C.	Argentina	Investment	100.00
Tyrus S.A.'s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	99.65
Shefa Holding LLC	USA	Investment	100.00
IRSA International LLC	USA	Investment	100.00
Liveck Ltd. (2)	British Virgin Islands	Investment	100.00
Real Estate Strategies LLC	USA	Investment	100.00
DFL's and DN BV's direct interest:
Dolphin IL Investment Ltd.	Israel	Investment	100.00

(1)
The Company has consolidated the investment in Llao Llao Resorts S.A., considering its equity interest and a shareholder agreement that confers its majority of votes in decision-making process.
(2)
Includes Tyrus’ and IRSA S.A.’s equity interests.

We have a significant interest in Banco Hipotecario, an Argentine company incorporated under Argentine law and engaged in the banking business. As of September 30, 2025, we held directly and indirectly 29.12% of Banco Hipotecario.

Property, Plant and Equipment

 The Company owns and operates properties for administrative, commercial, and rental use in Argentina. These assets are measured at fair value or at cost less accumulated depreciation, depending on the asset type, and there are no significant environmental issues affecting their utilization.

The following table sets forth certain information about our properties as of September 30, 2025:

Net Book
Value ARS (2)

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms (1)	Location	Net Book Value ARS (2)	Use	Occupancy rate
Bouchard Plaza 551	Mar-07	—	City of Buenos Aires, Argentina	4,563	Office Rental	N/A
Intercontinental Plaza building	Dec-14	2,979	City of Buenos Aires, Argentina	10,960	Office Rental	100.00%
Dot building	Nov-06	11,242	City of Buenos Aires, Argentina	54,912	Office Rental	100.00%
Zetta building	May-19	32,173	City of Buenos Aires, Argentina	188,571	Office Rental	100.00%
Phillips building	Jun-17	7,940	City of Buenos Aires, Argentina	27,924	Office Rental	76.50%
Other Properties(5)	N/A	N/A	City of Buenos Aires, Argentina / Detroit U.S	41,910	Other Rentals	N/A
Abasto Shopping	Nov-99	37,133	City of Buenos Aires, Argentina	224,422	Shopping Mall	97.90%
Alto Palermo	Dec-97	20,715	City of Buenos Aires, Argentina	245,086	Shopping Mall	99.10%
Alto Avellaneda	Dec-97	39,890	Province of Buenos Aires, Argentina	170,830	Shopping Mall	95.30%
Alcorta shopping (15)	Jun-97	15,680	City of Buenos Aires, Argentina	152,734	Shopping Mall	100.00%
Patio Bullrich	Oct-98	11,472	City of Buenos Aires, Argentina	70,664	Shopping Mall	91.00%
Alto Noa Shopping	Mar-95	19,417	City of Salta, Argentina	47,216	Shopping Mall	96.00%
Mendoza Plaza Shopping	Dec-94	41,637	City of Mendoza, Argentina	62,043	Shopping Mall	97.80%
Alto Rosario Shopping	Nov-04	35,016	City of Santa Fe, Argentina	167,452	Shopping Mall	99.30%
Córdoba shopping (11)	Dec-06	15,424	City of Córdoba, Argentina	49,344	Shopping Mall	97.80%
Dot Baires Shopping	May-09	48,225	City of Buenos Aires, Argentina	157,304	Shopping Mall	98.70%
Terrazas de Mayo	Dec-24	33,714	Province of Buenos Aires, Argentina	40,228	Shopping Mall	89.70%
Soleil Premium Outlet	Jul-10	15,477	Province of Buenos Aires, Argentina	84,863	Shopping Mall	100.00%
Distrito Arcos	Dec-14	14,194	City of Buenos Aires, Argentina	31,962	Shopping Mall	100.00%
Alto Comahue	Mar-15	11,710	City of Neuquén, Argentina	67,862	Shopping Mall	99.70%
Patio Olmos	Sep-07	—	City of Córdoba, Argentina	12,459	Shopping Mall	N/A
Al Oeste	Sep-25	—	Province of Buenos Aires, Argentina	12,042	Land Reserve	N/A
Beruti Parking Space	N/A	—	City of Buenos Aires, Argentina	5,911	Shopping Mall	N/A
Caballito –Ferro plot of land	Jan-99	—	City of Buenos Aires, Argentina	46,380	Land Reserve	N/A
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	12,294	Mixed uses	N/A
Ramblas del Plata	Jul-97	693,446	City of Buenos Aires, Argentina	516,757	Other Rentals	N/A
Beruti and Coronel Diaz building	Jun-22	—	City of Buenos Aires, Argentina	13,211	Other Rentals	N/A
Paseo Colon 245 Building	May-23	—	City of Buenos Aires, Argentina	7,373	Other Rentals	N/A
261 Della Paolera	Dec-20	3,740	City of Buenos Aires, Argentina	31,967	Offices and Other Rentals	100.00%
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires, Argentina	117,431	Land Reserve	N/A
Other Developments (14)	N/A	N/A	City of Buenos Aires, Argentina	689	Properties under development	N/A
Buildable potentials (13)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé, Argentina	54,627	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires, Argentina	12,623	Hotel	59.80%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires, Argentina	6,436	Hotel	61.00%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche, Argentina	28,342	Hotel	52.20%
Others (3)	N/A	N/A	City and Province of Buenos Aires, Argentina	1,870	Others	N/A

(1) Total leasable area for each property. Excludes common areas and parking spaces.
(2) Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3) Includes EH UT.
(4) Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Casona Husdon Plot, Mendoza 2.992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Córdoba plot, Neuquén plot, La Plata plot, Varela plot, Annexed to Alto Avellaneda Plot, Manzana 35 Caballito plot.
(5) Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 y 3103, Abasto Offices, Av Córdoba 633/637 building, La Adela, Libertador 498, Beruti 3330/3336/3358 Paseo del sol, Bankboston Tower.

(6) Percentage of occupation of each property. Land reserves are assets that the company keeps in the portfolio for future developments.
(7) Through Nuevas Fronteras S.A.
(8) Through Hoteles Argentinos S.A.U.
(9) Through Llao Llao Resorts S.A.
(10) Includes “Terreno Bariloche.”
(11) The cinema building located at Córdoba Shopping – Villa Cabrera is included in Investment Properties, which is encumbered by a right of antichresis as a result of loan due to Empalme by NAI INTERNACIONAL II Inc.
(12) Express in number of rooms.
(13) Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(14) Includes PH Office Park.
(15) Includes “Ocampo parking spaces”.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Information” and our Q1 Unaudited Condensed Interim Consolidated Financial Statements and related notes appearing elsewhere in this Form 6-K. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expects,” “anticipates,” “intends,” “believes” and similar language. Our actual results may differ materially and adversely from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in this Form 6-K.

General

We prepare our Q1 Unaudited Condensed Interim Consolidated Financial Statements in Argentine Pesos and in accordance with IAS 34 “Interim financial reporting”, as issued by the International Accounting Standards Board (“IASB”), and with CNV Rules.

Our Q1 Unaudited Condensed Interim Consolidated Financial Statements and the financial information included elsewhere in this Form 6-K have been prepared in accordance with IAS 34 “Interim financial reporting”. We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018 exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Q1 Unaudited Condensed Interim Consolidated Financial Statements included in this Form 6-K have been adjusted by applying a general price index. See “Risk Factors—Risks Relating to Argentina.”

Our Q1 Unaudited Condensed Interim Consolidated Financial Statements have been restated for inflation in current currency as of September 30, 2025. Our Audited Consolidated Financial Statements, as filed with our Annual Report, have not been further restated as of the measuring unit current as of September 30, 2025, pursuant to SEC Financial Reporting Manual, Rule 6720.5, which provides that if interim financial information more current than otherwise required by SEC rules is included in a registration statement solely to comply with Instruction 3 to Item 8.A.5 of Form 20-F, it is not required that prior periods be restated. This Form 6-K should be read in conjunction with our Annual Report.

Overview

We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified activities, primarily in real estate, including:

(i)
the acquisition, development and operation of shopping malls,

(ii)
the acquisition and development of office buildings and other non-shopping mall properties primarily for rental purposes,

(iii)
the development and sale of residential properties,

(iv)
the acquisition and operation of luxury hotels,

(v)
the acquisition of undeveloped land reserves for future development or sale, and

(vi)
selective investments outside Argentina.

Effects of the global macroeconomic factors

Most of our assets are located in Argentina, where we conduct our operations. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Argentine Peso against the U.S. dollar for the indicated periods (inter-annual information—which is the 12 month period preceding the dates presented—is presented to conform to our fiscal year periods).

	For the three-month period ended September, 30	Fiscal year ended June 30,
	2025	2025	2024	2023
		(inter-annual data)
GDP (1)	0.8%	6.3%	(1.7)%	(4.9)%
Inflation (IPIM) (2)	11.0%	21.2%	284.4%	112.8%
Inflation (CPI)	6.0%	39.4%	271.5%	115.6%
Depreciation of the Argentine Peso against the U.S. dollar	(16.6%)	(29.6%)	(255.0%)	(105.0%)
Average exchange rate per USD 1.00 (3)	ARS 1,375.5	ARS 1,180	ARS 910.50	ARS 256.50

(1)
Represents inter annual growth of the second quarter GDP at constant prices (2004). For the fiscal year information, historical data published by INDEC is maintained, as exposed originally by us in our Annual Report.
(2)
IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)
Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina. As of December 2, 2025, the exchange rate was 1,455.00 per U.S. dollar.
Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 6.3% interannually during the second quarter of 2025, compared to a decrease of 1.7% in the same period of 2024. Nationally, shopping mall sales at current prices in the month of June 2025 relevant to the survey reached a total of ARS 592,710 million, which represents an increase of 27.8% compared to June 2024. Accumulated sales for the first six months of 2025 represent a 205.8% increase in current terms and a 1.7% decrease in real terms as compared to the same period of 2024. The monthly EMAE as of September 30, 2025, increased by 0.5% compared to the previous month and increased 5.0% compared to the same month in 2024. As of June 30, 2025, the unemployment rate was at 7.6% of the country’s economically active population, compared to 7.6% as of June 30, 2024. On the other hand, in the second quarter of 2025, the activity rate stood at 48.1% compared to 48.5% in the same quarter of the previous year, while the employment rate was 44.5% compared to 44.8% in the second quarter of 2024.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. These factors, combined with low GDP growth, may reduce general consumption rates at our shopping malls. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a general reduction in consumption may reduce our revenue. Additionally, a reduction in the number of shoppers at our shopping malls and, consequently, in the demand for parking, may also reduce our revenue from services rendered.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter-annual data)
2023	115.6%	112.8%
2024	271.5%	284.4%
2025	39.4%	21.2%
As of September 30,	(inter-annual data)
2024	209.0%	197.3%
2025	31.8%	24.2%
As of September 30,	(three-month period)
2024	12.2%	7.4%
2025	6.0%	9.9%

The current structure of IRSA lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of IRSA’s shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this report on Form 6-K. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly Base Rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s Base Rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements.

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e., it is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact on the fair market value of our shopping malls as measured in Argentine Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Argentine Pesos.

Seasonality

Our urban business is directly affected by seasonality, influencing the level of our tenants’ sales. During Argentine summer holidays (January and February) our tenants’ sales typically reach their lowest level, whereas during winter holidays (July) and Christmas (December) they reach their maximum level. Clothing retailers generally change their collections in spring and autumn, positively affecting our shopping malls’ sales. Discount sales at the end of each season are also one of the main seasonal factors affecting our business.

Effects of interest rate fluctuations

Most of our U.S. dollar-denominated debt accrues interest at a fixed rate. An increase in interest rates will result in a significant increase in our financing costs and may materially affect our financial condition or our results of operations.

In addition, a significant increase of interest rates could deteriorate the terms and conditions in which our tenants obtain financing from banks and financial institutions in the market. As a consequence of that, if they suffer liquidity problems the collection of our lease contracts could be affected by an increase in the level of delinquency.

Effects of foreign currency fluctuations

A significant portion of our financial debt is denominated in U.S. dollars. Therefore, a devaluation or depreciation of the Argentine Peso against the U.S. dollar would increase our indebtedness measured in Argentine Pesos and materially affect our results of operations. Foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar denominated-liabilities.

In addition, contracts for the rental of office buildings are generally stated in U.S. dollars, so a devaluation or depreciation of the Argentine Peso against the U.S. dollar would increase the risk of delinquency on our lease receivables.

As discussed above, we calculate the fair market value of our office properties based on comparable sales transactions. Typically, real estate transactions in Argentina are transacted in U.S. dollars. Therefore, a devaluation or depreciation of the Argentine Peso against the U.S. dollar would increase the value of our real estate properties measured in Argentine Pesos and an appreciation of the Argentine Peso would have the opposite effect. In addition, foreign currency exchange restrictions imposed by the Argentine government could prevent or restrict the access to U.S. dollars for the acquisition of real estate properties, which are denominated and transacted in U.S dollars in Argentina, that could affect our ability to sell or acquire real estate properties and could have an adverse impact in real estate prices.

Fluctuations in the market value of our investment properties as a result of revaluations

Currently, our interests in investment properties are revalued quarterly. Any increase or decrease in the fair value of our investment properties, based on appraisal reports prepared by appraisers, is recorded in our consolidated statement of income and other comprehensive income for the fiscal year during which the revaluation occurs. The revaluation of our properties may therefore result in significant fluctuations in the results of our operations.

Property values are affected by, among other factors:

a) shopping malls, which are mainly impacted by the discount rate used (WACC), the projected GDP growth and the projected inflation and devaluation of the Argentine Peso for future periods.

b) office buildings, other rental properties, land reserves and buildable potentials, which are mostly impacted by the supply and demand of comparable properties and the U.S. dollar / Argentine Peso exchange rate at the reporting period, as office buildings fair value is generally established in U.S. dollars.

The value of the Company investment properties is determined in U.S. dollar pursuant to the methodologies further described in “Critical Accounting Policies and estimates” in our Annual Report and then determined in Argentine Pesos (our functional and presentation currency).

In the past, purchases and sales of office buildings were usually settled in U.S. dollars, However, as a consequence of the restrictions imposed by the Central Bank on foreign exchange transactions, purchases and sales of office buildings and other properties are now usually settled in Argentine Pesos, using an implicit exchange rate that is higher than the official one (as it was the case in the operations carried out by IRSA in the last two years).

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2020, we incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2025, 2024 and 2023, we sold and transferred floors of the building for a total area of approximately 1,197 sqm, 3,579 sqm and 9,500 sqm respectively. On October 15, 2024, we informed that we have sold a floor of the “261 Della Paolera” for a total leasable area of approximately 1,197 sqm and 8 parking lots located in the building. As of September 30, 2025, we retain our rights for three floors of the building with an approximate leasable area of 3,740 sqm.

On April 19, 2022, we sold 100% of the “República” building, located next to the “Catalinas Norte” area in the City of Buenos Aires. The tower has 19,885 sqm of GLA on 20 office floors and 178 parking spaces.

On July 24, 2023, we sold the “Suipacha 652/64” office building, located in the Microcentro district of the Autonomous City of Buenos Aires. The class B building, with seven office floors and 62 parking lots, acquired by IRSA in 1991, has a GLA of 11,465 sqm, which was vacant at the moment of the transaction.

Shopping Malls

During the fiscal years ended June 30, 2024 and 2023, we maintained the same portfolio of operating shopping malls.

During the fiscal year ended June 30, 2025, we incorporated “Terrazas de Mayo” to our portfolio after we completed its acquisition on December 3, 2024. This property is located in the Malvinas Argentinas district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,720 GLA sqm.

On September 17, 2025, we completed the acquisition of the “Al Oeste” shopping mall through the signing of the acquisition deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires. The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched next year. The “Al Oeste” shopping mall has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

Business Segment Information

IFRS Accounting Standards 8 requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by our Chief Operating Decision Maker (“CODM”). According to IFRS Accounting Standards 8, the CODM represents a function whereby strategic decisions are made and resources are assigned. The CODM function is carried out by the President of the Company, Mr. Eduardo S. Elsztain.

Segment information is reported from the perspective of products and services, considering separately the various activities being developed, which represent reporting operating segments given the nature of its products, services, operations and risks.

Below is the segment information which was prepared as follows:

The Company operates in the following segments:

●
The “Shopping Malls” segment includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Company.

●
The “Offices” segment includes the operating results from lease revenues of offices and other service revenues related to the office activities.

●
The “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results and other rental spaces are also included.

●
The “Hotels” segment includes the operating results mainly comprised of room, catering and restaurant revenues.

●
The “Others” segment includes the entertainment activities through La Arena S.A., La Rural S.A. and Centro de Convenciones Buenos Aires (concession), We Are Appa and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS Accounting Standards used for the preparation of our Audited Consolidated Financial Statements, except for the following:

●
Operating results from joint ventures are evaluated by the CODM applying proportional consolidation method. Under this method the profit/loss generated and assets are reported in the Statement of Income line-by-line based on the percentage held in joint ventures rather than in a single item as required by IFRS Accounting Standards. Management believes that the proportional consolidation method provides more useful information to understand the business return. On the other hand, the investment in the joint venture La Rural S.A. is accounted for under the equity method since this method is considered to provide more accurate information in this case.

●
Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and FPC as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and FPC and recoverable expenses).

The assets’ categories examined by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, right to receive future units under barter agreements, investment in associates and goodwill. The sum of these assets, classified by business segment, is reported under “assets by segment”. Assets are allocated to each segment based on the operations and/or their physical location.

Most revenue from its operating segments is derived from, and their assets are located in, Argentina, except for some share of profit / (loss) of associates included in the “Others” segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summary of the Company’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Company for the three-month periods ended September 30, 2025 and 2024:

	Three-month period ended September 30, 2025
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in millions of ARS)
Revenues	103,202	(610)	26,667	—	129,259
Costs	(23,172)	64	(26,795)	—	(49,903)
Gross profit / (loss)	80,030	(546)	(128)	—	79,356
Net gain / (loss) from fair value adjustment of investment properties	219,665	270	—	—	219,935
General and administrative expenses	(16,441)	71	—	63	(16,307)
Selling expenses	(6,321)	26	—	—	(6,295)
Other operating results, net	(2,479)	(3)	128	(63)	(2,417)
Profit from operations	274,454	(182)	—	—	274,272
Share of (loss) / profit of associates and joint ventures	(4,492)	565	—	—	(3,927)
Segment profit / (loss)	269,962	383	—	—	270,345
Reportable assets	3,143,667	(2,404)	—	681,860	3,823,123
Reportable liabilities (i)	—	—	—	(1,888,125)	(1,888,125)
Net reportable assets	3,143,667	(2,404)	—	(1,206,265)	1,934,998

	Three-month period ended September 30, 2024
	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
	(in millions of ARS)
Revenues	95,517	(560)	23,457	—	118,414
Costs	(19,230)	55	(23,591)	—	(42,766)
Gross profit / (loss)	76,287	(505)	(134)	—	75,648
Net loss from fair value adjustment of investment properties	(297,289)	178	—	—	(297,111)
General and administrative expenses	(14,759)	87	—	41	(14,631)
Selling expenses	(5,767)	36	—	—	(5,731)
Other operating results, net	(5,348)	(4)	62	(41)	(5,331)
(Loss) / profit from operations	(246,876)	(208)	(72)	—	(247,156)
Share of profit of associates and joint ventures	10,444	310	—	—	10,754
Segment loss	(236,432)	102	(72)	—	(236,402)
Reportable assets	2,593,920	684	—	418,026	3,012,630
Reportable liabilities (i)	—	—	—	(1,476,974)	(1,476,974)
Net reportable assets	2,593,920	684	—	(1,058,948)	1,535,656

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 99 as of September 30, 2025.

(i) The CODM focuses its review on reportable assets.

Below is a summarized analysis of our operating segments for the three-month periods ended September 30, 2025 and 2024:

	Three-month period ended September 30, 2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in millions of ARS)
Revenues	72,823	6,085	4,052	17,787	2,455	103,202
Costs	(6,322)	(574)	(3,368)	(12,110)	(798)	(23,172)
Gross profit	66,501	5,511	684	5,677	1,657	80,030
Net gain / (loss) from fair value adjustment of investment properties	63,953	45,623	110,294	—	(205)	219,665
General and administrative expenses	(8,050)	(497)	(3,625)	(2,628)	(1,641)	(16,441)
Selling expenses	(3,716)	(217)	(723)	(1,268)	(397)	(6,321)
Other operating results, net	468	147	70	(169)	(2,995)	(2,479)
Profit / (loss) from operations	119,156	50,567	106,700	1,612	(3,581)	274,454
Share of loss of associates and joint ventures	—	—	—	—	(4,492)	(4,492)
Segment profit / (loss)	119,156	50,567	106,700	1,612	(8,073)	269,962

Investment properties and trading properties	1,610,386	314,334	979,799	—	2,040	2,906,559
Investment in associates and joint ventures	—	—	—	—	175,660	175,660
Other operating assets	5,398	534	120	48,069	7,327	61,448
Reportable assets	1,615,784	314,868	979,919	48,069	185,027	3,143,667

	Three-month period ended September 30, 2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others (i)	Total
	(in millions of ARS)
Revenues	68,304	5,403	1,926	18,212	1,672	95,517
Costs	(4,829)	(378)	(1,821)	(11,127)	(1,075)	(19,230)
Gross profit	63,475	5,025	105	7,085	597	76,287
Net loss from fair value adjustment of investment properties	(7,344)	(89,257)	(200,443)	—	(245)	(297,289)
General and administrative expenses	(6,685)	(551)	(2,609)	(3,231)	(1,683)	(14,759)
Selling expenses	(3,256)	(126)	(555)	(1,390)	(440)	(5,767)
Other operating results, net	(96)	(86)	(9,039)	(71)	3,944	(5,348)
Profit / (loss) from operations	46,094	(84,995)	(212,541)	2,393	2,173	(246,876)
Share of profit of associates and joint ventures	—	—	—	—	10,444	10,444
Segment profit / (loss)	46,094	(84,995)	(212,541)	2,393	12,617	(236,432)

Investment properties and trading properties	1,022,759	353,143	892,370	—	2,914	2,271,186
Investment in associates and joint ventures	—	—	—	—	192,336	192,336
Other operating assets	4,895	511	70,648	46,944	7,400	130,398
Reportable assets	1,027,654	353,654	963,018	46,944	202,650	2,593,920

Results of operations for the three-month period ended September 30, 2025 compared with the three-month period ended September 30, 2024

Below is a summary of the Company’s operating segments and a reconciliation between the total of the operating result according to the information by segments and the operating result according to the income statement for the three-month periods ended September 30, 2025 and 2024.

	Total Segment Information			Joint Ventures			Expenses and Collective Promotion Fund			Inter-segment eliminations and non-reportable assets / liabilities			Total income statement / statement of financial position
	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.
	(in Million ARS)
Revenues	103,202	95,517	7,685	(610)	(560)	(50)	26,667	23,457	3,210	—	—	—	129,259	118,414	10,845
Costs	(23,172)	(19,230)	(3,942)	64	55	9	(26,795)	(23,591)	(3,204)	—	—	—	(49,903)	(42,766)	(7,137)
Gross profit / (loss)	80,030	76,287	3,743	(546)	(505)	(41)	(128)	(134)	6	—	—	—	79,356	75,648	3,708
Net gain / (loss) from fair value adjustment of investment properties	219,665	(297,289)	516,954	270	178	92	—	—	—	—	—	—	219,935	(297,111)	517,046
General and administrative expenses	(16,441)	(14,759)	(1,682)	71	87	(16)	—	—	—	63	41	22	(16,307)	(14,631)	(1,676)
Selling expenses	(6,321)	(5,767)	(554)	26	36	(10)	—	—	—	—	—	—	(6,295)	(5,731)	(564)
Other operating results, net	(2,479)	(5,348)	2,869	(3)	(4)	1	128	62	66	(63)	(41)	(22)	(2,417)	(5,331)	2,914
Profit / (loss) from operations	274,454	(246,876)	521,330	(182)	(208)	26	—	(72)	72	—	—	—	274,272	(247,156)	521,428
Share of (loss) / profit of associates and joint ventures	(4,492)	10,444	(14,936)	565	310	255	—	—	—	—	—	—	(3,927)	10,754	(14,681)
Segment profit / (loss)	269,962	(236,432)	506,394	383	102	281	—	(72)	72	—	—	—	270,345	(236,402)	506,747
Reportable assets	3,143,667	2,593,920	549,747	(2,404)	684	(3,088)	—	—	—	681,860	418,026	263,834	3,823,123	3,012,630	810,493
Reportable liabilities	—	—	—	—	—	—	—	—	—	(1,888,125)	(1,476,974)	(411,151)	(1,888,125)	(1,476,974)	(411,151)
Net reportable assets	3,143,667	2,593,920	549,747	(2,404)	684	(3,088)	—	—	—	(1,206,265)	(1,058,948)	(147,317)	1,934,998	1,535,656	399,342

Below is a summary analysis of our operating segments by products and services for the three-month periods ended September 30, 2025 and 2024.

	Shopping Malls			Offices			Sales and Developments			Hotels			Others			Total
	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.	09.30.25	09.30.24	Var.
	(in Million ARS)
Revenues	72,823	68,304	4,519	6,085	5,403	682	4,052	1,926	2,126	17,787	18,212	(425)	2,455	1,672	783	103,202	95,517	7,685
Costs	(6,322)	(4,829)	(1,493)	(574)	(378)	(196)	(3,368)	(1,821)	(1,547)	(12,110)	(11,127)	(983)	(798)	(1,075)	277	(23,172)	(19,230)	(3,942)
Gross profit / (loss)	66,501	63,475	3,026	5,511	5,025	486	684	105	579	5,677	7,085	(1,408)	1,657	597	1,060	80,030	76,287	3,743
Net gain / (loss) from fair value adjustment of investment properties	63,953	(7,344)	71,297	45,623	(89,257)	134,880	110,294	(200,443)	310,737	—	—	—	(205)	(245)	40	219,665	(297,289)	516,954
General and administrative expenses	(8,050)	(6,685)	(1,365)	(497)	(551)	54	(3,625)	(2,609)	(1,016)	(2,628)	(3,231)	603	(1,641)	(1,683)	42	(16,441)	(14,759)	(1,682)
Selling expenses	(3,716)	(3,256)	(460)	(217)	(126)	(91)	(723)	(555)	(168)	(1,268)	(1,390)	122	(397)	(440)	43	(6,321)	(5,767)	(554)
Other operating results, net	468	(96)	564	147	(86)	233	70	(9,039)	9,109	(169)	(71)	(98)	(2,995)	3,944	(6,939)	(2,479)	(5,348)	2,869
Profit / (loss) from operations	119,156	46,094	73,062	50,567	(84,995)	135,562	106,700	(212,541)	319,241	1,612	2,393	(781)	(3,581)	2,173	(5,754)	274,454	(246,876)	521,330
Share of (loss) / profit of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	(4,492)	10,444	(14,936)	(4,492)	10,444	(14,936)
Segment profit / (loss)	119,156	46,094	73,062	50,567	(84,995)	135,562	106,700	(212,541)	319,241	1,612	2,393	(781)	(8,073)	12,617	(20,690)	269,962	(236,432)	506,394
Reportable assets	1,615,784	1,027,654	588,130	314,868	353,654	(38,786)	979,919	963,018	16,901	48,069	46,944	1,125	185,027	202,650	(17,623)	3,143,667	2,593,920	549,747
Reportable liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net reportable assets	1,615,784	1,027,654	588,130	314,868	353,654	(38,786)	979,919	963,018	16,901	48,069	46,944	1,125	185,027	202,650	(17,623)	3,143,667	2,593,920	549,747

Revenues

Shopping Malls. Revenues from the Shopping Malls segment increased by 6.6% from ARS 68,304 million during the three-month period ended September 30, 2024, to ARS 72,823 million during the three-month period ended September 30, 2025. Rental income increased by 3.8% compared to the three-month period ended September 30, 2024, primarily attributable to revenues generated by the recently acquired Terrazas de Mayo shopping mall. During the three-month period ended September 30, 2025, the increase in revenues was mainly due to: (i) an increase of ARS 7,378 million in base rental revenues, driven by improved contractual terms; (ii) an increase of ARS 1,127 million in parking revenues as a result of tariff increases above inflation; (iii) an increase of ARS 906 million in admission rights, derived from changes in contractual conditions during the three-month period ended September 30, 2025; (iv) an increase of ARS 305 million in commissions; (v) an increase of ARS 63 million in management and administrative services; partially offset by (vi) a decrease of ARS 5,277 million in contingent rental revenues.

Offices. Revenues from the Offices segment increased by 12.6% from ARS 5,403 million during the three-month period ended September 30, 2024, to ARS 6,085 million during the three-month period ended September 30, 2025. This variation is mainly explained by a 12.0% increase in lease revenues, from ARS 5,377 million during the three-month period ended September 30, 2024, to ARS 6,021 million during the three-month period ended September 30, 2025. The increase is mainly explained by higher occupancy levels, together with an adjustment in USD-denominated rental rates, primarily driven by the new “Workplace by IRSA” office spaces at Dot Building. In addition, the evolution of the exchange rate recorded a variation above the inflation rate, generating a positive impact on the Offices segment revenues.

Sales and Developments.Revenues from the Sales and Developments segment recorded a 110.4% increase from ARS 1,926 million during the three-month period ended September 30, 2024, to ARS 4,052 million during the three-month period ended September 30, 2025. The increase was mainly due to: (i) an increase of ARS 2,192 million in revenues from the sale of trading properties, as a result of the assignment of rights over one lot in the “Nuevo Quilmes 2” neighborhood, five units in the “Human Abasto Tower”, one unit and two parking spaces in the “DeAlcorta” building, as well as the sale of a plot of land located in Tigre; (ii) an increase of ARS 161 million in commissions; partially offset by (iii) a decrease of ARS 141 million in base rental revenues; (iv) a decrease of ARS 41 million in contingent rental revenues; (v) a decrease of ARS 26 million in management and administrative services; and (vi) a decrease of ARS 19 million in the revenue from averaging of scheduled rent escalation.

Hotels. Revenues from our Hotels segment decreased by 2.3% from ARS 18,212 million during the three-month period ended September 30, 2024, to ARS 17,787 million during the three-month period ended September 30, 2025, mainly due to lower occupancy levels. This decrease is explained by a decline in international tourism arrivals as a result of reduced currency competitiveness in the country.

Others. Revenues from the Others segment increased by 46.8% from ARS 1,672 million during the three-month period ended September 30, 2024, to ARS 2,455 million during the three-month period ended September 30, 2025, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We are Appa for the services of the application ¡appa! for promotions and actions of the Shopping Malls.

Costs

Shopping Malls. Costs associated with the Shopping Malls segment increased by 30.9%, from ARS 4,829 million during the three-month period ended September 30, 2024, to ARS 6,322 million during the three-month period ended September 30, 2025, primarily due to higher activity levels at the shopping malls, which led to higher operating costs, mainly as a result of: (i) an increase of ARS 508 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 469 million in amortization and depreciation charges; (iii) an increase of ARS 357 million in taxes; (iv) an increase of ARS 335 million in maintenance, security, cleaning, repairs and related expenses; (v) an increase of ARS 186 million in rents and expenses; partially offset by (vi) a decrease of ARS 382 million in fees and compensations for services. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 7.1% during the three-month period ended September 30, 2024, to 8.7% during the three-month period ended September 30, 2025.

Offices. Costs associated with the Offices segment increased by 51.9%, from ARS 378 million during the three-month period ended September 30, 2024, to ARS 574 million during the three-month period ended September 30, 2025, mainly due to: (i) an increase of ARS 89 million in maintenance, security, cleaning, repairs and related expenses; (ii) an increase of ARS 52 million in rents and expenses; (iii) an increase of ARS 27 million in amortization and depreciation charges; (iv) an increase of ARS 36 million in travel, transportation and stationery; partially offset by (v) a decrease of ARS 8 million in fees and compensations for services. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 7.0% during the three-month period ended September 30, 2024, to 9.4% during the three-month period ended September 30, 2025.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 85.0% increase from ARS 1,821 million during the three-month period ended September 30, 2024, to ARS 3,368 million during the three-month period ended September 30, 2025, mainly due to: (i) an increase of ARS 1,461 million in cost of goods sold and services, mainly explained by the assignment of rights over one lot in the “Nuevo Quilmes 2” neighborhood, five units in the “Human Abasto Tower”, one unit and two parking spaces in the “DeAlcorta” building, as well as the sale of a plot of land located in Tigre; (ii) an increase of ARS 108 million in taxes; (iii) an increase of ARS 72 million in rents and expenses; (iv) an increase of ARS 63 million in fees and compensations for services; (v) an increase of ARS 55 million in salaries, social security charges and other personnel administrative expenses; partially offset by (vi) a decrease of ARS 201 million in maintenance, security, cleaning, repairs and related expenses;and (vii) a decrease of ARS 12 million in travel, transportation and stationery. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 94.5% during the three-month period ended September 30, 2024, to 83.1% during the three-month period ended September 30, 2025.

Hotels. Costs in the Hotels segment increased by 8.8%, from ARS 11,127 million during the three-month period ended September 30, 2024, to ARS 12,110 million during the three-month period ended September 30, 2025, mainly as a result of: (i) an increase of ARS 941 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 44 million in food, beverages and other hotel expenses; (iii) an increase of ARS 36 million in fees and compensations for services; (iv) an increase of ARS 36 million in travel, transportation and stationery; (v) an increase of ARS 16 million in rents and expenses; (vi) an increase of ARS 9 million in taxes; partially offset by (vii) a decrease of ARS 62 million in maintenance, security, cleaning, repairs and related expenses; and (viii) a decrease of ARS 33 million in other charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 61.1% during the three-month period ended September 30, 2024, to 68.1% during the three-month period ended September 30, 2025.

Others. Costs in the Others segment decreased by 25.8%, from ARS 1,075 million during the three-month period ended September 30, 2024, to ARS 798 million during the three-month period ended September 30, 2025, mainly due to: (i) a decrease of ARS 354 million in amortization and depreciation charges; (ii) a decrease of ARS 42 million in other charges; (iii) a decrease of ARS 27 million in taxes; (iv) a decrease of ARS 22 million in travel, transportation and stationery; (v) a decrease of ARS 19 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vi) an increase of ARS 185 million in fees and compensations for services. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 64.3% during the three-month period ended September 30, 2024, to 32.5% during the three-month period ended September 30, 2025.

Gross profit

Shopping Malls. Gross profit from the Shopping Malls segment increased by 4.8%, from a profit of ARS 63,475 million during the three-month period ended September 30, 2024, to an ARS 66,501 million profit during the three-month period ended September 30, 2025, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 92.9% positive during the three-month period ended September 30, 2024, to 91.3% positive during the three-month period ended September 30, 2025.

Offices. Gross profit from the Offices segment increased by 9.7%, from a profit of ARS 5,025 million during the three-month period ended September 30, 2024, to an ARS 5,511 million profit during the three-month period ended September 30, 2025. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 93.0% positive during the three-month period ended September 30, 2024, to 90.6% positive during the three-month period ended September 30, 2025.

Sales and developments. Gross profit from the Sales and Developments segment increased by 551.4%, from a profit of ARS 105 million during the three-month period ended September 30, 2024, to an ARS 684 million profit during the three-month period ended September 30, 2025. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 5.5% positive during the three-month period ended September 30, 2024, to 16.9% positive during the three-month period ended September 30, 2025.

Hotels. Gross profit from the Hotels segment decreased by 19.9%, from a profit of ARS 7,085 million during the three-month period ended September 30, 2024, to an ARS 5,677 million profit during the three-month period ended September 30, 2025. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 38.9% positive during the three-month period ended September 30, 2024, to 31.9% positive during the three-month period ended September 30, 2025.

Others. Gross profit from the Others segment increased by 177.6%, from a profit of ARS 597 million during the three-month period ended September 30, 2024, to an ARS 1,657 million profit during the three-month period ended September 30, 2025. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 35.7% positive during the three-month period ended September 30, 2024, to 67.5% positive during the three-month period ended September 30, 2025.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net gain / (loss) from fair value adjustment of investment properties

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the income statement, increased by ARS 517,046 million, from a net loss of ARS 297,111 million during the three-month period ended September 30, 2024, to a net profit of ARS 219,935 million during the three-month period ended September 30, 2025.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a loss of ARS 297,289 million (out of which an ARS 7,344 million loss derives from our Shopping Malls segment; an ARS 89,257 million loss from our Offices segment; an ARS 200,443 million loss from our Sales and Developments segment and an ARS 245 million loss from our Others segment) during the three-month period ended September 30, 2024, to a gain of ARS 219,665 million during the three-month period ended September 30, 2025 (out of which an ARS 63,953 million profit derives from our Shopping Malls segment; an ARS 45,623 million gain from our Offices segment; an ARS 110,294 million gain from our Sales and Developments segment and an ARS 205 million loss from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) a negative net result of ARS 73,514 million due to the variation in the projected revenue growth rate, the conversion into U.S. dollars of projected cash flows in pesos based on the projected exchange rate assumptions used in the cash flow model, and the change in the valuation date; (ii) a positive impact of ARS 202,907 million resulting from the translation into pesos of the U.S. dollar value of the shopping malls, using the closing exchange rate of the period; and (iii) a decrease of 9 basis points in the discount rate used for the projected cash flows and of 11 basis points in the discount rate used for the perpetuity, mainly resulting from a reduction in the country-risk components of the WACC discount rate used to discount the cash flows, which generated an increase of ARS 17,356 million in the value of the shopping malls.

The Argentine market for offices, land reserves and other properties is a liquid market, in which a significant number of counterparties participate, carrying out sale-purchase transactions on a frequent basis. This situation results in significant and representative sale-purchase prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Others segments, with the price per square meter being the most representative metric. In our Offices and Sales and Developments segments, the value measured in real terms increased by 18.24% during the three-month period ended September 30, 2025, due to the variation in the implicit exchange rate during the period, which was above inflation. In addition, the impact of sales and acquisitions during the period is also reflected.

General and administrative expenses

Shopping Malls. General and administrative expenses of Shopping Malls increased by 20.4%, from ARS 6,685 million during the three-month period ended September 30, 2024, to ARS 8,050 million during the three-month period ended September 30, 2025, mainly due to: (i) an increase of ARS 1,088 million in salaries, social security charges and other personnel administrative expenses as a result of higher bonuses; (ii) an increase of ARS 156 million in fees and compensations for services; (iii) an increase of ARS 120 million in rents and expenses; (iv) an increase of ARS 40 million in travel, transportation and stationery; (v) an increase of ARS 33 million in directors’ fees; partially offset by (vi) a decrease of ARS 49 million in maintenance, security, cleaning, repairs and related expenses; and (vii) a decrease of ARS 26 million in bank expenses. General and Administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 9.8% during the three-month period ended September 30, 2024, to 11.1% during the three-month period ended September 30, 2025.

Offices. General and administrative expenses of our Offices segment decreased by 9.8%, from ARS 551 million during the three-month period ended September 30, 2024, to ARS 497 million during the three-month period ended September 30, 2025, mainly due to: (i) a decrease of ARS 38 million in directors’ fees; (ii) a decrease of ARS 13 million in maintenance, security, cleaning, repairs and related expenses; (iii) a decrease of ARS 7 million in fees and compensations for services; partially offset by (iv) an increase of ARS 4 million in bank expenses; (v) an increase of ARS 6 million in salaries, social security charges and other personnel administrative expenses; and (vi) an increase of ARS 4 million in rents and expenses. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 10.2% during the three-month period ended September 30, 2024, to 8.2% during the three-month period ended September 30, 2025.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 38.9%, from ARS 2,609 million during the three-month period ended September 30, 2024, to ARS 3,625 million during the three-month period ended September 30, 2025. This variation is mainly explained by: (i) an increase of ARS 656 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 127 million in fees and compensations for services; (iii) an increase of ARS 120 million in directors’ fees; (iv) an increase of ARS 61 million in rents and expenses; and (v) an increase of ARS 25 million in travel, transportation and stationery. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 135.5% during the three-month period ended September 30, 2024, to 89.5% during the three-month period ended September 30, 2025.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 18.7%, from ARS 3,231 million during the three-month period ended September 30, 2024, to ARS 2,628 million during the three-month period ended September 30, 2025, mainly as a result of: (i) a decrease of ARS 579 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 58 million in fees and compensations for services; (iii) a decrease of ARS 24 million in other charges;and (iv) a decrease of ARS 13 million in bank expenses, which were partially offset by (i) an increase of ARS 36 million in taxes; (ii) an increase of ARS 19 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 10 million in travel, transportation and stationery; and (iv) an increase of ARS 7 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 17.7% during the three-month period ended September 30, 2024, to 14.8% during the three-month period ended September 30, 2025.

Others. General and administrative expenses associated with our Others segment decreased by 2.5%, from ARS 1,683 million during the three-month period ended September 30, 2024, to ARS 1,641 million during the three-month period ended September 30, 2025, mainly due to: (i) a decrease of ARS 103 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 25 million in fees and compensations for services; (iii) a decrease of ARS 6 million in travel, transportation and stationery; (iv) a decrease of ARS 2 million in maintenance, repairs and services; partially offset by (v) an increase of ARS 90 million in taxes; and (vi) an increase of ARS 13 million in bank expenses. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 100.7% during the three-month period ended September 30, 2024, to 66.8% during the three-month period ended September 30, 2025.

Selling expenses

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 14.1%, from ARS 3,256 million during the three-month period ended September 30, 2024, to ARS 3,716 million during the three-month period ended September 30, 2025, mainly as a result of: (i) an increase of ARS 266 million in bad debts (charge and recovery, net); (ii) an increase of ARS 255 million in advertising, promotions and other marketing expenses; (iii) an increase of ARS 44 million in taxes; (iv) an increase of ARS 27 million in rents and expenses; (v) an increase of ARS 8 million in amortization and depreciation charges; partially offset by (vi) a decrease of ARS 142 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 4.8% during the three-month period ended September 30, 2024, to 5.1% during the three-month period ended September 30, 2025.

Offices. Selling expenses associated with our Offices segment increased by 72.2%, from ARS 126 million during the three-month period ended September 30, 2024, to ARS 217 million during the three-month period ended September 30, 2025. Such variation was mainly generated as a result of: (i) an increase of ARS 58 million in bad debts (charge and recovery, net); (ii) an increase of ARS 31 million in advertising, promotions and other marketing expenses; (iii) an increase of ARS 18 million in taxes; partially offset by (iv) a decrease of ARS 17 million in salaries, social security charges and other personnel administrative expenses. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 2.3% during the three-month period ended September 30, 2024, to 3.6% during the three-month period ended September 30, 2025.

Sales and Developments. Selling expenses associated with our Sales and Developments segment increased by 30.3%, from ARS 555 million during the three-month period ended September 30, 2024, to ARS 723 million during the three-month period ended September 30, 2025. The variation was mainly explained by higher expenses incurred in the sale of properties, due to a larger number of transactions than in the prior period. Among the most significant variations were: (i) an increase of ARS 351 million in taxes; (ii) an increase of ARS 12 million in rents and expenses; (iii) an increase of ARS 7 million in bad debts (charge and recovery, net); partially offset by (iv) a decrease of ARS 161 million in advertising, promotions and other marketing expenses; and (v) a decrease of ARS 44 million in salaries, social security charges and other personnel administrative expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 28.8% during the three-month period ended September 30, 2024, to 17.8% during the three-month period ended September 30, 2025.

Hotels. Selling expenses associated with our Hotels segment decreased by 8.8%, from ARS 1,390 million during the three-month period ended September 30, 2024, to ARS 1,268 million during the three-month period ended September 30, 2025, mainly as a result of: (i) a decrease of ARS 58 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 41 million in bad debts (charge and recovery, net); (iii) a decrease of ARS 26 million in fees and compensations for services; (iv) a decrease of ARS 23 million in taxes; (v) a decrease of ARS 16 million in travel, transportation and stationery; (vi) a decrease of ARS 8 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vii) an increase of ARS 45 million in advertising, promotions and other marketing expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.6% during the three-month period ended September 30, 2024, to 7.1% during the three-month period ended September 30, 2025.

Others. Selling expenses associated with our Others segment decreased by 9.8%, from ARS 440 million during the three-month period ended September 30, 2024, to ARS 397 million during the three-month period ended September 30, 2025. This decrease is mainly due to lower advertising expenses. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 26.3% during the three-month period ended September 30, 2024, to 16.2% during the three-month period ended September 30, 2025.

Other operating results, net

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 587.5%, from a net loss of ARS 96 million during the three-month period ended September 30, 2024, to a net profit of ARS 468 million during the three-month period ended September 30, 2025, mainly as a result of: (i) an increase of ARS 237 million in interest income generated by operating assets; (ii) lower charges related to lawsuits of ARS 39 million; (iii) lower charges related to donations of ARS 33 million; partially offset by (iv) lower income from management fees of ARS 38 million. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 0.1% negative during the three-month period ended September 30, 2024, to 0.6% positive during the three-month period ended September 30, 2025.

Offices. Other operating results, net associated with our Offices segment varied by 270.9%, from a net loss of ARS 86 million during the three-month period ended September 30, 2024, to a net profit of ARS 147 million during the three-month period ended September 30, 2025, mainly as a result of: (i) lower charges related to lawsuits of ARS 113 million; (ii) a higher gain of ARS 91 million in interest income generated by operating assets; (iii) lower donation charges of ARS 6 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.6% negative during the three-month period ended September 30, 2024, to 2.4% positive during the three-month period ended September 30, 2025.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment varied by 100.8%, from a net loss of ARS 9,039 million during the three-month period ended September 30, 2024, to a net profit of ARS 70 million during the three-month period ended September 30, 2025, mainly due to: (i) an impairment loss of ARS 9,226 million on intangible assets, which was recognized as of September 30, 2024, with no impairment on intangible assets recorded as of September 30, 2025; (ii) lower lawsuit charges of ARS 39 million; (iii) higher income from management fees of ARS 32 million, (iv) lower donation charges of ARS 6 million. Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 469.3% negative during the three-month period ended September 30, 2024, to 1.7% positive during the three-month period ended September 30, 2025.

Hotels. Other operating results, net associated with the Hotels segment varied by 138.0%, from a net loss of ARS 71 million during the three-month period ended September 30, 2024, to a net loss of ARS 169 million during the three-month period ended September 30, 2025, mainly due to higher lawsuit charges of ARS 66 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.4% negative during the three-month period ended September 30, 2024, to 1.0% negative during the three-month period ended September 30, 2025.

Others. Other operating results, net associated with the Others segment varied by 175.9%, from a net profit of ARS 3,944 million during the three-month period ended September 30, 2024, to a net loss of ARS 2,995 million during the three-month period ended September 30, 2025, mainly due to: (i) higher charges of ARS 5,695 million related to lawsuits and contingencies; and (ii) a lower gain of ARS 1,247 million from the sale of associates. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 235.9% positive during the three-month period ended September 30, 2024, to 122.0% negative during the three-month period ended September 30, 2025.

Operating results

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 158.5%, from a net profit of ARS 46,094 million during the three-month period ended September 30, 2024, to a net profit of ARS 119,156 million during the three-month period ended September 30, 2025. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 67.5% positive during the three-month period ended September 30, 2024, to 163.6% positive during the three-month period ended September 30, 2025.

Offices. Operating results from operations associated with our Offices segment varied by 159.5%, from a net loss of ARS 84,995 million during the three-month period ended September 30, 2024, to a net profit of ARS 50,567 million during the three-month period ended September 30, 2025. Such variation was mainly due to an ARS 134,880 million increase in the gain / (loss) from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, varied from 1,573.1% negative during the three-month period ended September 30, 2024, to 831.0% positive during the three-month period ended September 30, 2025.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 150.2%, from a net loss of ARS 212,541 million during the three-month period ended September 30, 2024, to a net profit of ARS 106,700 million during the three-month period ended September 30, 2025. Such variation is mainly due to the loss from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, varied from 11,035.4% negative during the three-month period ended September 30, 2024, to 2,633.3% positive during the three-month period ended September 30, 2025.

Hotels. Operating results from operations associated with the Hotels segment decreased by 32.6%, from a net profit of ARS 2,393 million during the three-month period ended September 30, 2024, to a net profit of ARS 1,612 million during the three-month period ended September 30, 2025. This decrease is mainly due to a drop in international tourism arrivals as a result of reduced currency competitiveness in the country. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 13.1% positive during the three-month period ended September 30, 2024, to 9.1% positive during the three-month period ended September 30, 2025.

Others. Operating results from operations associated with the Others segment decreased by 264.8%, from net profit of ARS 2,173 million during the three-month period ended September 30, 2024, to a net loss of ARS 3,581 million during the three-month period ended September 30, 2025. Such decrease is mainly due to the increase in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 130.0% positive during the three-month period ended September 30, 2024, to 145.9% negative during the three-month period ended September 30, 2025.

Share of (loss) / profit of associates and joint ventures

The share of (loss) / profit of associates and joint ventures, according to the income statement, decreased by 136.5%, from a net profit of ARS 10,754 million during the three-month period ended September 30, 2024 to a net loss of ARS 3,927 million during the three-month period ended September 30, 2025, mainly due to a decrease in positive results from the Others segment.

Also, the net share of (loss) / profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment) and Puerto Retiro S.A. (Sales and Developments segment), showed a 82.3% increase, from a profit of ARS 310 million during the three-month period ended September 30, 2024, to a profit of ARS 565 million during the three-month period ended September 30, 2025, mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the gain / (loss) from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of (loss) / profit of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of (loss) / profit of associates and joint ventures.

Sales and Developments. The share of (loss) / profit of the joint venture Puerto Retiro S.A is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of (loss) / profit of associates and joint ventures.

Others. The share of (loss) / profit of associates from the Others segment decreased by 143.0%, from a net profit of ARS 10,444 million during the three-month period ended September 30, 2024, to a net loss of ARS 4,492 million during the three-month period ended September 30, 2025, mainly as a result of the variation from our investments La Rural S.A. by ARS 1,146 million negative, GCDI by ARS 730 million negative, and Banco Hipotecario S.A. by ARS 12,604 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial results, net

The financial results varied from a gain of ARS 19,782 million during the three-month period ended September 30, 2024, to a loss of ARS 23,954 million during the three-month period ended September 30, 2025. This variation is mainly explained by a net foreign exchange loss, mainly generated by USD-denominated non-convertible notes. In addition, during the three-month period ended September 30, 2025, the devaluation of the exchange rate exceeded inflation, unlike the prior-year period in which inflation had been higher than devaluation, which increased the negative effect on financial results. These effects were partially offset by a gain from fair value measurement of financial assets and liabilities through profit or loss, net, as a result of transactions with securities and funds that generated returns above inflation.

Income Tax

The Company applies the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge changed from a profit of ARS 72,958 million during the three-month period ended September 30, 2024, to a loss of ARS 82,953 million during the three-month period ended September 30, 2025. During the three-month period ended September 30, 2025, there was a loss by deferred tax, mainly due to the increase in the fair value adjustment of investment properties.

Profit / (loss) for the period

As a result of the factors described above, the result for the period went from a loss of ARS 143.662 million during the three-month period ended September 30, 2024, to a profit of ARS 163,438 million during the three-month period ended September 30, 2025.

B. Liquidity and Capital Resources

Our principal sources of liquidity have historically been:

●
Cash generated by operations;

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Cash generated by issuance of debt securities;

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Cash from borrowing and financing arrangements; and

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Cash proceeds from the sale of real estate assets.

Our principal cash requirements or uses (other than in connection with our operating activities) have historically been:

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capital expenditures for acquisition or construction of investment properties and property, plant and equipment;

●
interest payments and repayments of debt;

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acquisition of equity interests in companies;

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payments of dividends; and

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acquisition of real estate.

Our liquidity and capital resources include our cash and cash equivalents, income from operating activities, sales of investment properties, properties for sale, bank loans obtained, long-term debt incurred, and capital funds.

Cash Flows

The following table shows our cash flow for the three-month periods ended September 30, 2025 and 2024:

	Period ended September 30,
	2025	2024
	(in millions of ARS)
Net cash generated from operating activities	82,248	62,993
Net cash used in investing activities	(115,350)	(27,198)
Net cash used in financing activities	(61,166)	(36,379)
Net decrease in cash and cash equivalents	(94,268)	(584)

As of September 30, 2025, we had a positive working capital of ARS 285,466 million (calculated as current assets less current liabilities as of that date).

As of the same date, we had cash and cash equivalents for ARS 92,343 million, which represents the total of cash and cash equivalents at a consolidated level.

Cash Flow Information

Operating activities

Three-month period ended September 30, 2025

Our operating activities for the three-month period ended September 30, 2025, generated net cash inflows of ARS 82,248 million, mainly due to: (i) operating income of ARS 83,101 million; (ii) an increase in trade and other payables of ARS 11,790 million;partially offset by (iii) ) an increase in trade receivables and other receivables of ARS 10,609 million; and (iv) ARS 2,987 million related to income tax paid.

Three-month period ended September 30, 2024

Our operating activities for the three-month period ended September 30, 2024 generated net cash inflows of ARS 62,993 million, mainly due to: (i) operating income of ARS 59,130 million; (ii) a decrease in trade receivables and other receivables of ARS 14,634 million; partially offset by (iii) a decrease in trade and other payables of ARS 5,211 million; (iv) a decrease in salaries and social security liabilities of ARS 3,134 million; and (v) ARS 2,621 million related to income tax paid.

Investment activities

Three-month period ended September 30, 2025

Our investing activities resulted in net cash outflows of ARS 115,350 million for the three-month period ended September 30, 2025, mainly due to: (i) ARS 266,109 million used in the acquisition of investments in financial assets; (ii) ARS 17,574 million used in the acquisition and improvements of investment properties; (iii) ARS 6,319 million used in the acquisition of participation in associates; partially offset by (iv) ARS 158,300 million in proceeds from the realization of investments in financial assets; and (v) ARS 18,150 million in interest received generated by financial assets.

Three-month period ended September 30, 2024

Our investing activities resulted in net cash outflows of ARS 27,198 million for the three-month period ended September 30, 2024, mainly due to: (i) ARS 76,510 million used in the acquisition of investments in financial assets; (ii) ARS 18,277 million used in the acquisition and improvements of investment properties; partially offset by (iii) ARS 62,226 million in proceeds from the realization of investments in financial assets; and (iv) ARS 4,604 million in interest received generated by financial assets.

Financing activities

Three-month period ended September 30, 2025

Our financing activities for the three-month period ended September 30, 2025 resulted in net cash outflows of ARS 61,166 million, mainly due to: (i) the payment of loans and principal on notes of ARS 37,031 million; (ii) the payment of interest on short term and long term debt of ARS 23,143 million; (iii) the payment of short-term loans of ARS 4,841 million; partially offset by (iv) the exercise of warrants for ARS 4,199 million.

Three-month period ended September 30, 2024

Our financing activities for the three-month period ended September 30, 2024 resulted in net cash outflows of ARS 36,379 million, mainly due to: (i) the repurchase of treasury shares for ARS 20,667 million; (ii) the repayment of loans and principal on notes of ARS 16,837 million; (iii) the payment of interest on short term and long term debt of ARS 13,460 million; partially offset by (iv) the obtaining of short term loans for ARS 17,616 million.

Capital expenditures

Three-month period ended on September 30, 2025

During the three-month period ended September 30, 2025, we invested ARS 24,824 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 1,561 million, primarily i) ARS 348 million in machinery and equipment and others and ii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 195 million, ARS 897 million and ARS 121 million, respectively); (b) improvements in our rental properties for ARS 6,386 million and (c) the development of properties for ARS 16,877 million.

Three-month period ended on September 30, 2024

During the three-month period ended September 30, 2024, we invested ARS 23,982 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 1,643 million, primarily i) ARS 113 million in buildings and facilities, ii) ARS 313 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 548 million, ARS 416 million and ARS 253 million, respectively); (b) improvements in our rental properties for ARS 6,161 million and (c) the development of properties for ARS 16,178 million.

Indebtedness

The breakdown of the Company’s borrowings as of September 30, 2025 was as follows :

Total as of September 30, 2025
(in millions of ARS)
Non-convertible notes	675,516
Bank loans and others	2,374
Bank overdrafts	7,870
Other borrowings	1,950
Loans with non-controlling interests	3,287
Total borrowings	690,997
Non-current	586,379
Current	104,618
Total	690,997

The following table sets forth the scheduled maturities of our outstanding debt as of September 30, 2025:

Description	Currency	Annual Average Interest Rate	Nominal value (in millions)	Book value (in millions of ARS)
IRSA’s 2028 Notes – Series XIV (1)	USD	8.75%	103	95,743
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	35,038
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	29,616
IRSA’s 2026 Notes – Series XX	USD	6.00%	21	29,854
IRSA’s 2027 Notes – Series XXII	USD	5.75%	16	21,903
IRSA’s 2029 Notes – Series XXIII	USD	7.25%	51	71,473
IRSA’s 2035 Notes – Series XXIV	USD	8.00%	293	391,889
Loans with non-controlling interests	USD	2.00% - 5.00%	1	3,287
Bank loans	ARS	TAMAR - 1% - TAMAR + 3%	2,250	2,374
Others	USD	3.50%	1	1,950
Bank overdrafts	ARS	Float	—	7,870
Total				690,997

(1)
As of September 30, 2025, we repaid 35% of the principal amount.

Series XIV Notes

As a consequence of the regulations established by the Central Bank, on July 6, 2022, the Company completed the exchange of its Series II Notes, originally issued by IRSA Commercial Properties S.A., in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount was USD 121,015,000. On February 8, 2023, the Series II notes were fully canceled.

On March 31, 2025, the Company issued Class XXIV Notes in an aggregate principal amount of USD 300 million (see “Series XXIV Notes”), which could be subscribed in cash or through an exchange offer for Class XIV Notes. As a result of the exchange, a total principal amount of USD 67.9 million of Class XIV Notes was accepted (USD 67.4 million through an early exchange and an additional USD 0.5 million up to the expiration date). In connection with the exchange settlements, accrued interest on the Class XIV Notes up to the issuance and settlement date was paid, as applicable in each case, and partial cancellations of the Class XIV Notes were made, leaving outstanding a principal amount of USD 103.3 million (USD 85.2 million outstanding as of such date)

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, and on June 22, 2025; payments were made corresponding to the amortization of the first and second capital installments, each for 17.5% of the nominal value. As of the date of this report on Form 6-K, the outstanding amount under these notes is USD 67.14 million.

Series XIV Notes due 2028 are subject to certain covenants, events of default and limitations, such as the limitation on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on merger, consolidation and sale of all or substantially all assets.

Series XV and XVI Notes

On January 31, 2023, the company issued in the local market a total amount of USD 90 million through the following Notes:

●
Series XV Notes denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment was made in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value. On March 25, 2025, Series XV Notes were fully canceled at maturity.

●
Series XVI Notes denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment was made in one installment at maturity on July 25, 2025. The issue price was 100.0% of the face value. On July 25, 2025, Series XVI Notes were fully canceled at maturity.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes

On June 7, 2023, the Company issued in the local market a total amount of USD 25 million of Series XVII Notes denominated and payable in U.S. dollars at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be done in one installment at maturity on December 7, 2025 (since December 7 and 8, 2025 are not business days, the payment will be made on December 9, 2025). The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVIII and XIX Notes

On February 28, 2024, the Company issued in the local market a total amount of USD 52.6 million through the following Notes:

●
Series XVIII Notes denominated and payable in U.S. dollars for a total of USD 21.4 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment will be in one installment at maturity on February 28, 2027. The issue price was 100.0% of the face value.

●
Series XIX Notes denominated and payable in Argentine Pesos for a total of ARS 26,203.8 million, maturing on February 28, 2025. These notes have a variable rate (private Badlar plus a margin of 0.99%), payable quarterly and will amortize its capital at maturity. The issue price was 100%.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XX and XXI Notes

On June 10, 2024, the Company issued in the local market a total amount of USD 42.0 million through the following Notes:

●
Series XX Notes denominated and payable in U.S. dollars for a total of USD 23.0 million at a fixed rate of 6.0%, with semi-annual payments. The principal payment will be in one installment at maturity on June 10, 2026. The issue price was 100.0% of the face value.

●
Series XXI Notes denominated and payable in Argentine Pesos for a total of ARS 17,012.7 million maturing on June 10, 2025. These notes have a variable rate (private Badlar plus a margin of 4.50%), payable quarterly and will amortize its capital at maturity. The issue price was 100%. On February 28, 2025, Series XIX Notes were fully canceled at maturity.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XXII and XXIII Notes

On October 23, 2024, the Company issued in the local market a total amount of USD 67.3 million through the following Notes:

●
Series XXII Notes denominated and payable in U.S. dollars for a total of USD 15.8 million at a fixed rate of 5.75%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2027. The issue price was 100.0% of the face value.

●
Series XXIII Notes denominated and payable in U.S. dollars for a total of USD 51.5 million at a fixed rate of 7.25%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2029. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XXIV Notes

The Class XXIV Notes will mature on March 31, 2035 and accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semi-annually on March 31 and September 30 of each year until maturity. Principal amortization will occur in three installments: (i) 33% of the principal amount on March 31, 2033, (ii) 33% of the principal amount on March 31, 2034, and (iii) 34% of the principal amount on March 31, 2035. The issue price for the cash subscription was 96.803% of face value. Of the total amount issued, USD 242,205 million was subscribed in cash, at an issue price of 96.903% of face value.

In addition, USD 57.8 million resulted from the early exchange of Class XIV Notes, which carried an early exchange consideration of 1.04 times the amount exchanged. Subsequently, on April 11, 2025, as a result of the late exchange, USD 0.45 million was issued, which carried a consideration of 1.0 times the amount exchanged. In connection with the exchange settlements, accrued interest on the Class XIV Notes up to the issuance and settlement date was paid, as applicable in each case.

Upon the settlement dates (early and final) of the exchange, partial cancellations of the Class XIV Notes were made, resulting in an outstanding amount, as of such date, of USD 85.2 million. For further information, see (“– Class XIV Notes”).

The Class XXIV Notes contain certain covenants, events of default, and limitations, such as limitations on incurrence of additional indebtedness, limitation on restricted payments, limitation on transactions with affiliates, and limitation on consolidation, merger and sale of all or substantially all assets.

C. Research and Development, Patents and Licenses, Etc.

We have several trademarks registered with the Instituto Nacional de la Propiedad Industrial, the Argentine institute for industrial property. We do not own any patents nor benefit from licenses from third parties.

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, worldwide GDP is expected to grow 3.2% in 2025 and 3.1% in 2026, according to the October 2025 WEO projections. The persistence of services inflation is slowing the pace of disinflation making monetary policy normalization more challenging. Upside risks have risen, with trade tensions and policy uncertainty raising the likelihood of interest rates staying higher for longer. Still, inflation in many emerging markets and developing economies is already close to pre-pandemic levels.

Global inflation is expected to decrease from 5.9% in 2024 to 4.2% in 2025 and to 3.7% in 2026, according to IMF’s WEO. The momentum on global disinflation is slowing, signaling bumps along the path. In advanced economies, the pace of disinflation is expected to moderate in 2025 and 2026, as services inflation remains persistent and commodity prices elevated. However, the gradual cooling of labor markets and the expected decline in energy prices should help bring inflation closer to target over the medium term. Inflation is expected to remain higher, and to decline more slowly, in emerging markets and developing economies than in advanced economies.

The persistence of inflation in the United States has delayed monetary easing, while renewed tariff tensions add to price pressures. At the same time, many central banks in emerging markets remain cautious about lowering rates, concerned that wider interest rate differentials could trigger currency depreciation against the U.S. dollar.

The escalation of trade tensions could further raise near-term inflation by increasing the cost of imported goods along the supply chain.

Renewed trade tariffs and the expansion of industrial policies worldwide risk generating adverse cross-border spillovers and retaliation. Conversely, stronger multilateral cooperation and faster macrostructural reforms could boost supply capacity, productivity, and global growth, with positive spillovers across economies.

Argentine macroeconomic context

The accumulated CPI inflation recorded as of October 31, 2025 was 2.3%, bringing cumulative inflation between January 1, 2025 and October 31, 2025 to 24.8%

Shopping malls sales reached a total of ARS 592,710 million in June 2025, which represents a 27.8% increase as compared to June 2024. Accumulated sales for the first six months represent a 205.8% in current terms and 1.7% decrease in real terms as compared to the same period of 2024.

The INDEC reported that, for the six months ended June 30, 2025, industrial activity in Argentina increased by 7.1% compared to the same period in 2024. The textile industry accumulated 7.5% increases during the first six months of 2025 as compared to the same period last year. Moreover, the EMAE as of September 30, 2025, increased by 5.0% compared to the same month in 2024.

Regarding the balance of payments, in the third quarter of 2024 the current account surplus reached USD 1,436 million, with USD 3,762 million allocated to the goods and services trade balance, and USD 2,725 million allocated to the net primary deficit, and a surplus of USD 363 million to net secondary income.

Regarding the balance of payments, in the second quarter of 2025 the current account posted a deficit of USD 3,016 million, explained by a USD 185 million surplus in the goods and services balance and a USD 4,080 million deficit in the primary income account, partially offset by a USD 879 million surplus in secondary income.

During the second quarter of 2025, the financial account recorded a net capital inflow of USD 2,835 million, which was the result of a net increase in external financial assets held by residents of USD 17,789 million and a net increase in external liabilities of USD 20,624 million. This represents a significant reversal compared to the outflows registered in the same quarter of the previous year.

In local financial markets, the Private Badlar rate in Argentine Pesos ranged from 28.75% to 59.06% in the period from July 2025 to November 2025, averaging 32.16% in November 2025 compared to 36.17% in November 2024. As of November 28, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,475 per USD 1.00. As of November 26, 2025, Argentina’s country risk decreased by 98 basis points in year-on-year terms. The debt premium paid by Argentina was 651 basis points in November 2024, compared to 202 basis points paid by Brazil and 235 basis points paid by Mexico.

As of November 27, 2025, the Private Badlar rate in Argentine Pesos peaked at 30.25%. As of November 28, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,475 per USD 1.00. Additionally, as a result of deepened currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a gap of approximately 2.7% above the official exchange rate as of November 28, 2025. As of November 26, 2025, Argentina’s country risk decreased by 98 basis points in year-on-year terms. The debt premium paid by Argentina was 651 basis points in November 2024, compared to 202 basis points paid by Brazil and 235 basis points paid by Mexico.

Evolution of Shopping Malls in Argentina

In November 2025, the Consumer Confidence Index (ICC) stood at 46.04, representing an increase of 8.79% compared to October 2025 (42.32) and a 2.28% increase compared to November 2024. Shopping center sales grew 27.8% during the fiscal year ended June 30, 2025, compared to the fiscal year ended June 30, 2024. However, cumulative sales for the first six months of fiscal year 2025 show a 0.2% decrease in nominal terms and a 13.3% decrease in real terms compared to the same period in 2024.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or virtual work that resulted from the COVID-19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category “A+” and “A” office buildings in Buenos Aires.

According to Colliers, the third quarter of 2025 closed with a vacancy rate of 12.79% in the premium market of the City of Buenos Aires, remaining stable relative to the previous quarter.

 During the second quarter of 2025, A+ buildings recorded an average rental price of USD 23.43/m², while A-grade buildings averaged USD 20.27/m². At the submarket level, the highest prices were observed in Plaza San Martín (USD 26.26/m²), North CABA (USD 25.42/m²), Plaza Roma (USD 24.99/m²), Catalinas (USD 23.44/m²), North Macrocenter (USD 23.25/m²), and Puerto Madero (USD 23.15/m²), respectively.

Evolution of the Hotel Industry in Argentina

According to the EOH prepared by INDEC, in September 2025 overnight stays in hotel and para-hotel establishments were estimated at 3.4 million, representing a 0.9% decrease compared to the same month of the previous year. Overnight stays by resident travelers fell by 0.5%, while those by non-residents decreased by 2.5%. The total number of travelers staying in hotels during June 2025 was 1.5 million, up 1.1% from the same month of the previous year. Resident travelers increased by 1.8%, while non-residents fell by 1.7%. The room occupancy rate was approximately 41.7%, compared to 41.2% in September 2024, and the bed occupancy rate was approximately 31.6%, slightly below the 31.7% observed in the same month of the previous year.

Evolution of the Entertainment Industry in Argentina

The upcoming fiscal year presents challenges for Argentina’s entertainment and events industry, given the electoral context and the tight operating margins observed in the sector. Nevertheless, each major fair or event that manages to take place continues to show strong performance, with solid demand and a positive reception from visitors and exhibitors.

Looking ahead, the industry is expected to continue moving toward a more integrated offering that combines space rental with infrastructure, stand construction, and associated services, adapting to new market requirements and strengthening its value proposition. For fiscal year 2026, the outlook is positive, with expectations of attracting larger and longer events, expanding the national schedule of shows and meetings, and further strengthening Argentina’s position as a key regional hub for the entertainment and events industry.

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2025 and for the three-month periods ended September 30, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IRSA Inversiones y Representaciones Sociedad Anónima

Date: December 9, 2025	By: /s/ Matías I. Gaivironsky Name: Matías I. Gaivironsky Title: Chief Financial and Administrative Officer

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